Filed Pursuant to Rule 424(b)(5)
Registration No. 333-139864

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 31, 2007

3,500,000 Shares
Shares representing assigned limited partnership interests

This is a public offering of shares representing assigned limited partnership interests of America First Tax Exempt Investors, L.P. We are offering 3,500,000 shares representing assigned limited partnership interests. Our shares representing assigned limited partnership interests are listed on The Nasdaq Global Market under the symbol “ATAX”. On May 21, 2009, the closing sale price of our shares was $5.37.

Investing in our shares involves risks. You should carefully consider the information under the headings “Risk Factors” beginning on page S-19 of this prospectus supplement, page 6 of the accompanying prospectus and page 8 of our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference, before buying shares.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$5.00	$17,500,000
Underwriting discounts and commissions	$0.30	$1,050,000
Proceeds, before expenses, to us	$4.70	$16,450,000

We have granted to the underwriters the right to purchase up to 525,000 additional shares representing assigned limited partnership interests within 30 days from the date of this prospectus supplement to cover over-allotments.

The underwriters expect to deliver the shares on or about May 28, 2009.

Deutsche Bank Securities	RBC Capital Markets

                    Lead Manager

The date of this prospectus supplement is May 21, 2009

PROSPECTUS

ABOUT THIS PROSPECTUS	1
AMERICA FIRST TAX EXEMPT INVESTORS, L.P.	1
USE OF PROCEEDS	5
RISK FACTORS	6
TERMS OF PARTNERSHIP AGREEMENT	11
DESCRIPTION OF SHARES	18
U.S. FEDERAL INCOME TAX CONSIDERATIONS	18
ERISA CONSIDERATIONS	25
PLAN OF DISTRIBUTION	26
EXPERTS	28
LEGAL OPINIONS	28
WHERE YOU CAN FIND MORE INFORMATION	28
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	28

All references to “we,” “us,” the “Partnership” in this prospectus supplement mean America First Tax Exempt Investors, L.P.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information or to make any representation that differs from the information in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is correct on any date after their respective dates even though this prospectus supplement and accompanying prospectus are delivered or shares are sold pursuant to this prospectus supplement and accompanying prospectus at a later date. Our business, financial condition, results of operations or prospects may have changed since those dates. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference, the information in this prospectus supplement will supersede such information.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the prospectus, gives more general information, some of which may not apply to this offering. We urge you to carefully read the entire prospectus supplement and the accompanying prospectus. You should carefully consider the information discussed under “Risk Factors” in the accompanying prospectus and the documents incorporated by reference herein and therein before you decide to purchase our shares. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Our Business

The Partnership was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, holding, selling and otherwise dealing with a portfolio of federally tax-exempt mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential properties. Interest on these bonds is excludable from gross income for federal income tax purposes. As a result, most of the income earned by the Partnership is exempt from federal income taxes. Our general partner is America First Capital Associates Limited Partnership Two (“AFCA 2”), whose general partner is The Burlington Capital Group LLC (“Burlington”). Since 1984, Burlington has specialized in the management of investment funds, many of which were formed to acquire real estate investments such as tax-exempt mortgage revenue bonds, mortgage securities and multifamily real estate properties. Burlington currently owns 319,710 shares, or approximately 2.4% of the outstanding shares, of the Partnership.

As of March 31, 2009, the Partnership owned 14 federally tax-exempt mortgage revenue bonds which were issued to provide construction and/or permanent financing of 13 multifamily residential apartments located in the states of Florida, Iowa, South Carolina, Texas, Nebraska, Kentucky, and Minnesota containing a total of 1,751 rental units, 388 rental units under construction in Texas and Kansas and a 142-bed student housing facility in Nebraska. Each of these mortgage revenue bonds provides for the payment of fixed-rate base interest to the Partnership. Additionally, six of the bonds also provide for the payment of contingent interest based upon net cash flow and net capital appreciation of the underlying real estate properties. As a result, these mortgage revenue bonds provide the Partnership with the potential to participate in future increases in the cash flow generated by the financed properties, either through operations or from their ultimate sale. Nine of the 13 properties which collateralize the bonds owned by the Partnership are managed by America First Properties Management Company, L.L.C. (“Properties Management”), an affiliate of the Partnership. Management believes that this relationship provides greater insight and understanding of the underlying property operations and the properties’ ability to meet debt service requirements.

The amount of interest income earned by the Partnership from its investment in tax-exempt mortgage revenue bonds is a function of the net operating income generated by the properties collateralizing the tax-exempt mortgage revenue bonds. Net operating income from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses. Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located. This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and interest rates on single-family mortgage loans. In addition, factors such as government regulation, inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of a property. Therefore, the return to the Partnership depends upon the economic performance of the multifamily residential properties which collateralize the tax-exempt mortgage revenue bonds. For this reason, the Partnership’s investments are dependent on the economic performance of such real estate and may be considered to be in competition with other income-producing real estate of the same type in the same geographic areas.

The Partnership may invest in other types of tax-exempt securities that may or may not be secured by real estate. These tax-exempt securities must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency and may not represent more than 25% of the Partnership’s assets at the time of acquisition. The Partnership may also make taxable mortgage loans secured by multifamily properties which were financed by tax-exempt mortgage revenue bonds that the Partnership holds. The Partnership generally does not seek to acquire direct interests in real property as long term or permanent investments. The Partnership may, however, acquire direct interests in real property in order to position itself for a future investment in tax-exempt bonds. Additionally, it may acquire apartment complexes securing its revenue bonds or taxable mortgage loans through foreclosure in the event of a default.

At March 31, 2009, the Partnership held an interest in nine multifamily apartment properties (“MF Properties”), containing 964 rental units, of which four are located in Ohio, two are located in Kentucky, one is located in Virginia, one is located in North Carolina and one is located in Georgia. The Partnership expects to ultimately restructure the property ownership through a sale of the MF Properties and a syndication of Low Income Housing Tax Credits (“LIHTCs”) under section 42 of the Internal Revenue Code of 1986, as amended (the “Code”). The Partnership expects to provide the tax-exempt mortgage revenue bonds to the new property owners as part of the restructuring. Such restructurings will generally be expected to be initiated within 36 months of the initial investment in the MF Property and will often coincide with the expiration of the compliance period relating to LIHTCs previously issued with respect to the MF Property. Current credit markets and general economic issues have had a significant negative impact on these types of transactions. At this time, very few LIHTC syndication and tax-exempt bond financing transactions are being completed. These types of transactions represent a long-term market opportunity for the Partnership and provide a significant future bond investment pipeline when the market for LIHTC syndications strengthens. Until such a restructuring occurs the operations of the properties owned by the limited partnerships will continue to be consolidated with the Partnership. The Partnership will not acquire LIHTCs in connection with these transactions. All nine of these properties are managed by Properties Management.

Our principal executive office is located at 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, and our telephone number is (402) 444-1630. We maintain a website at www.ataxfund.com, where certain information about us is available. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement, the accompanying prospectus or any other report or document we file with or furnish to the SEC.

Recent Developments

As part of our strategy to take advantage of current market conditions to acquire additional tax-exempt mortgage revenue bonds on favorable terms, we purchased certain tax-exempt mortgage revenue bonds and construction loans secured by two newly constructed multi-family apartment properties in April 2009. In each case, we acquired 100% of the bonds issued to finance these properties from the existing bond holder at significant discounts to the par value of the bonds.

The first bond acquired was the $8.85 million tax-exempt mortgage revenue bond issued for the construction of the Cross Creek Apartments, a 144-unit multifamily apartment complex located in Beaufort, South Carolina. Additionally, the Partnership acquired all outstanding construction loans on the property. The total purchase price paid by the Partnership for this bond and the outstanding construction loans was $6.6 million. The bond earns interest at an annual rate of 6.15% with semi-annual interest payments and a stated maturity date of March 1, 2049. The other bonds acquired were the $7.0 million tax-exempt mortgage revenue bonds issued for the construction of the Oak Grove Commons Apartments, a 168-unit multifamily apartment complex located in Conway, Arkansas. These bonds consist of a $5.6 million Series A bond and a $1.4 million Series B bond. The total purchase price paid by the Partnership for these bonds was $2.5 million. Both the Series A and B bonds earn interest at an annual rate of 7.0% with semi-annual interest payments and stated maturity dates of December 1, 2041.

At the time of acquisition, both the Cross Creek and Oak Grove Commons bonds were in default. Construction of Cross Creek Apartments was not completed, and neither property had reached stabilized occupancy. In addition, debt service payments were delinquent. We expect to make an additional taxable loan of approximately $1.2 million to the owners of Cross Creek Apartments to allow for the completion of construction, lease up and stabilization of the property and the payment of bond debt service. Property Management has been retained to manage the both of these properties.

As part of our strategy to reposition our existing portfolio of tax-exempt bonds to improve the quality of our bond portfolio, we redeemed the tax-exempt mortgage revenue bonds secured by Ashley Pointe at Eagle Crest in Evansville, Indiana, Woodbridge Apartments of Bloomington III in Bloomington, Indiana and Woodbridge Apartments of Louisville II, in Louisville, Kentucky in February 2009. We received approximately $30.9 million of net proceeds from the bond redemptions. The redemption proceeds represented repayment of 100% of the principal amount of these bonds, accrued base interest and approximately $2.3 million of contingent interest. The contingent interest represents additional tax-exempt interest to the Partnership beyond the recurring base interest earned on these bonds. The contingent interest represented additional cash available for distribution to the shareholders of approximately $1.7 million, or $0.13 per share. No decision has been made as to when, or if, the additional cash will be distributed to shareholders. The redeemed bonds were collateral for our primary borrowing facility with Bank of America described below under “Financing Arrangements.” As of the closing date of the redemption, we deposited $23.6 million in cash with Bank of America as replacement collateral.

As more fully discussed under “Financing Arrangements,” below, we recently received a commitment for a new secured term credit facility from Bank of America which will refinance our current credit facility that will terminate in July 2009. We expect to enter into the new credit facility prior to June 30, 2009, subject to completion of definitive lending documents and other conditions in the commitment. The effective interest rate that we will pay under this new credit facility will be higher than we pay under our current credit facility. In addition, the amount of debt financing available to us under the new credit facility will be less than under our existing facility. As discussed more fully under “Distribution Policy,” below, these factors are expected to reduce the amount of cash that the Partnership has available for distribution to shareholders. As a result, the regular annual distributions will be reduced from $0.54 per share to $0.50 per share beginning with the distribution for the second quarter of 2009.

Business Objectives and Strategy

Overview

The Partnership was formed for the primary purpose of acquiring, holding, selling and otherwise dealing with a portfolio of federally tax-exempt mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential apartments. The Partnership’s business objectives are to: (i) preserve and protect its capital; (ii) provide regular cash distributions to shareholders; and (iii) provide a potential for an enhanced federally tax-exempt yield as a result of a participation interest in the net cash flow and net capital appreciation of the underlying real estate properties financed by the tax-exempt mortgage revenue bonds.

We are pursuing a business strategy of acquiring additional tax-exempt mortgage revenue bonds on a leveraged basis in order to (i) increase the amount of tax-exempt interest available for distribution to our shareholders; (ii) reduce risk through asset diversification and interest rate hedging; and (iii) achieve economies of scale. We are pursuing this growth strategy by investing in additional tax-exempt mortgage revenue bonds and related investments, taking advantage of attractive financing structures available in the tax-exempt securities market and entering into interest rate risk management instruments. We may finance the acquisition of additional tax-exempt mortgage revenue bonds through the reinvestment of cash flow, the issuance of additional shares, or securitization financing using our existing portfolio of tax-exempt mortgage revenue bonds. Our operating policy is to use securitizations or other forms of leverage to maintain a level of debt financing between 40% and 60% of the total par value of our mortgage bond portfolio.

In connection with our growth strategy, we are also assessing opportunities to reposition our existing portfolio of tax-exempt mortgage revenue bonds. The principal objective of this repositioning initiative is to improve the quality and performance of our revenue bond portfolio and, ultimately, increase the amount of cash available for distribution to our shareholders. In some cases, we may elect to redeem selected tax-exempt bonds that are secured by multifamily properties that have experienced significant appreciation. Through the selective redemption of the bonds, a sale or refinancing of the underlying property will be required which, if sufficient sale or refinancing proceeds exist, will entitle the Partnership to receive payment of contingent interest on its bond investment. In other cases, we may elect to sell bonds on properties that are in stagnant or declining markets. The proceeds received from these transactions would be redeployed into other tax-exempt investments consistent with our investment objectives. We may also be able to use a higher-quality investment portfolio to obtain higher leverage to be used to acquire additional investments.

In executing our growth strategy, we expect to invest primarily in bonds issued to provide affordable rental housing, but may also consider bonds issued to finance student housing projects and housing for senior citizens. The four basic types of multifamily housing revenue bonds which we may acquire as investments are as follows:

1. Private activity bonds issued under Section 142(d) of the Code;

2. Bonds issued under Section 145 of the Code by not-for-profit entities qualified under Section 501(c) 3 of the Code;

3. Essential function bonds issued by a public instrumentality to finance an apartment property owned by such instrumentality; and

4. Existing “80/20 bonds” that were issued under section 103(b)(4)(A) of the Internal Revenue Code of 1954.

Each of these bond structures permits the issuance of tax-exempt bonds to finance the construction or acquisition and rehabilitation of affordable rental housing. Under applicable Treasury Regulations, any affordable apartment project financed with tax-exempt bonds must set aside a percentage of its total rental units for occupancy by tenants whose incomes do not exceed stated percentages of the median income in the local area. In each case, the balance of the rental units in the apartment project may be rented at market rates. With respect to private activity bonds issued under Section 142(d) of the Code, the owner of the apartment project may elect, at the time the bonds are issued, whether to set aside a minimum of 20% of the units for tenants making less than 50% of area median income (as adjusted for household size) or 40% of the units for tenants making less than 60% of the area median income (as adjusted for household size). Multifamily housing bonds that were issued prior to the Tax Reform Act of 1986 (so called “80/20” bonds) require that 20% of the rental units be set aside for tenants whose income does not exceed 80% of the area median income, without adjustment for household size.

We expect that many of the private activity housing bonds that we evaluate for acquisition will be issued in conjunction with the syndication of LIHTCs by the owner of the financed apartment project. Additionally, to facilitate our investment strategy of acquiring additional tax-exempt mortgage bonds secured by MF Properties, we may acquire ownership positions in the MF Properties. We expect to ultimately restructure such property ownership through a sale of the MF Properties and a syndication of LIHTCs.

Investment Types

Tax-Exempt Mortgage Revenue Bonds.  The Partnership invests in tax-exempt mortgage revenue bonds that are secured by a first mortgage or deed of trust on multifamily apartment projects. Each of these bonds bears interest at a fixed annual base rate. Nine of the 14 bonds currently owned by the Partnership also provide for the payment of contingent interest, which is payable out of the net cash flow and net capital appreciation of the underlying apartment properties. As a result, the amount of interest earned by the Partnership from its investment in tax-exempt mortgage revenue bonds is a function of the net operating income generated by the properties collateralizing the tax-exempt mortgage revenue bonds. Net operating income from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses.

Other Tax-Exempt Securities.  The Partnership may invest in other types of tax-exempt securities that may or may not be secured by real estate. These tax-exempt securities must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency and may not represent more than 25% of our assets at the time of acquisition.

Taxable Mortgage Loans.  The Partnership may also make taxable mortgage loans secured by multifamily properties which are financed by tax-exempt mortgage revenue bonds that are held by the Partnership.

Other Investments.  While the Partnership generally does not seek to acquire equity interests in real property as long-term or permanent investments, it may acquire apartment complexes securing its revenue bonds or taxable mortgage loans through foreclosure in the event of a default. In addition, as part of its growth strategy, the Partnership may acquire direct or indirect interests in apartment complexes on a temporary basis in order to position itself for a future investment in tax-exempt mortgage revenue bonds issued to finance the acquisition or substantial rehabilitation of such apartment complexes by a new owner. A new owner would typically seek to obtain LIHTCs in connection with the issuance of the new tax-exempt bonds, but if LIHTCs had previously been issued for the property, such a restructuring could not occur until the expiration of a 15-year compliance period for the initial LIHTCs. The Partnership may acquire an interest in such apartment properties prior to the end of the LIHTC compliance period. After the LIHTC compliance period, the Partnership would expect to sell such property to a new owner which could syndicate new LIHTCs and seek tax-exempt bond financing on the property which the Partnership could acquire. Such restructurings will generally be expected to occur within 36 months of the acquisition by the Partnership of an interest in a property. The Partnership will not acquire LIHTCs in connection with these transactions.

The Market Opportunity—Current

The current credit crisis has severely disrupted the financial markets and, in our view, has also created potential investment opportunities for the Partnership. For this reason, many participants in the multifamily housing debt sector are either reducing their participation in the market or are being forced to downsize their existing portfolio of investments. We believe this is creating opportunities to acquire existing tax-exempt bonds from distressed entities at attractive yields. We believe that we are well-positioned as a result of our ability to acquire assets on the secondary market while maintaining the ability and willingness to also participate in primary market transactions. The Partnership recently acquired two tax-exempt mortgage revenue bonds pursuant to this strategy and is exploring additional opportunities to acquire bonds at attractive valuations.

The current credit crisis is also providing the potential for investments in quality real estate assets to be acquired from distressed owners and lenders. Our ability to restructure existing debt together with the ability to improve the operations of the underlying apartment properties through our affiliated property management company, Properties Management, results in a valuable tax-exempt bond investment which is supported by the valuable collateral and operations of the underlying real property. We believe the Partnership is well-positioned to selectively acquire distressed assets, restructure debt and improve operations thereby creating value to shareholders in the form of a strong tax-exempt bond investment.

The Market Opportunity—General

There is a significant unmet demand for affordable multifamily housing in the United States. According to recent United States Department of Housing and Urban Development, or HUD reports, there are approximately 5.5 million American households in need of quality affordable housing. The types of revenue bonds in which we invest offer developers of affordable housing a low-cost source of construction and permanent debt financing for these types of properties. Investors purchase these bonds because the income paid on these bonds is exempt from federal income taxation. The National Council of State Housing Agencies Fact Sheet and HUD have captured some key scale metrics and opportunities of this market:

•	HUD has provided over 1.0 million lower-income Americans with affordable rental housing opportunities;

•	Housing Finance Agencies, or HFAs, use multifamily tax-exempt housing bonds to finance an additional 130,000 apartments each year; and

•	The availability of tax-exempt bond financing for affordable multifamily housing to be owned by private, for-profit developers in each state in each calendar year is limited by the statewide volume cap distributed as described in Section 146 of the Code; this private activity bond is based on state population and indexed to inflation.

In addition to tax-exempt revenue bonds, the federal government promotes affordable housing through the use of LIHTCs for affordable multifamily rental housing. Under this program, developers that receive an allocation of private activity bonds will also receive an allocation of federal LIHTCs as a method to encourage the development of affordable multifamily housing. The LIHTCs are used for nearly 90% of the country’s new affordable rental housing. To receive federal LIHTCs, a property must either be newly constructed or substantially rehabilitated and, therefore, may be less likely to become functionally obsolete in the near term than an older property. There are various requirements in order to be eligible for federal LIHTCs, including rent and tenant income restrictions. The National Council of State

Housing Agencies Fact Sheet and HUD have captured some key scale metrics and opportunities of this market:

•	LIHTCs have helped finance approximately two million apartments for low-income families since Congress created it in 1986 and help finance 130,000 more apartments each year;

•	HUD has a stated goal to expand affordable rental housing by 1.4 million units through the LIHTC and other program funds by FY 2011; and

•	Each state’s annual LIHTC allocation is capped and indexed to inflation. The Housing Assistance Tax Act of 2008, or the 2008 Housing Act, set the state allocation cap for 2009 at $2.20 times state population, with a state minimum of $2,325,000. The 2009 state cap exceeds the amount that would have been in place if an inflation factor had been applied to the state cap in place prior to enactment of the 2008 Housing Act. After 2009, the state allocation cap will revert to amounts reflecting the previous caps adjusted for inflation as if the provision in the 2008 Housing Act had not been enacted.

The 2008 Housing Act simplifies and expands the use of LIHTCs and tax-exempt bond financing for low-income multifamily housing industry. Additionally, it exempts newly issued tax-exempt private activity bonds from Alternative Minimum Tax, or AMT. Previously, these tax-exempt private activity bonds were AMT preference items for individual tax payers. We believe these changes are likely to enhance the Partnership’s opportunities for making investments in accordance with its investment criteria.

The syndication and sale of LIHTCs along with tax-exempt bond financing is an attractive plan of finance for developers and owners and a potential source of new tax-exempt bond investments for the Partnership. Current credit markets and general economic issues have had a significant negative impact on these types of transactions. At this time very few LIHTC syndication and tax-exempt bond financing transactions are being completed. While these types of transactions represent a long-term market opportunity for the Partnership, they are not the current investment focus. The current market opportunities discussed above under the heading “The Market Opportunity — Current” are significant and are expected to provide ongoing investment opportunities for the Partnership until such time as the market for LIHTC syndication transactions increases.

Effects of Recent Changes in Credit Markets and Economic Conditions

Recent economic conditions have been unprecedented and challenging, with significantly tighter credit conditions and slower growth expected in 2009. As a result of these conditions, the cost and availability of credit has been, and may continue to be, adversely affected in all markets in which we operate. Concern about the stability of the markets generally, and the strength of counterparties specifically, has led many lenders and institutional investors to reduce, and in some cases, cease, to provide funding to borrowers. If these market and economic conditions continue, they may limit our ability to replace or renew maturing liabilities on a timely basis, access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our financial condition and results of operations.

Although the consequences of these conditions and their impact on our ability to pursue our plan to grow through investments in additional tax-exempt bonds secured by first mortgages on affordable multifamily housing projects are not fully known, we do not anticipate that our existing assets will be adversely affected in the long-term. We believe the current tightening of credit may create opportunities for additional investments consistent with the Partnership’s investment strategy because it may result in fewer parties competing to acquire tax-exempt bonds issued to finance affordable housing. There can be no assurance that we will be able to finance additional acquisitions of tax-exempt bonds through either additional equity or debt financing. If uncertainties in these markets continue, the markets deteriorate further or the Partnership experiences further deterioration in the values of its investment portfolio, the Partnership may incur impairments to its investment portfolio which could negatively impact the Partnership’s financial statements.

Additionally, the current negative economic conditions, unemployment, lack of jobs growth, low home mortgage interest rates and tax incentives provided to first time homebuyers have begun to have a negative impact on the properties which collateralize our tax-exempt bond investments and our MF Properties in the form of declining occupancy. Economic occupancy of the apartment properties financed by our tax-exempt bonds was 82% in during the first quarter of 2009 compared to 84% during the same period of 2008. Similarly, economic occupancy at the MF Properties declined to 85% during the first quarter 2009 as compared to 93% in the first quarter 2008. While management expects these issues to have a negative impact on the overall property operations and profitability in the short-term, we currently anticipate that the properties will continue to meet their debt service requirements under the Partnership’s bonds and expect property operations to improve over the long-term.

Financing Arrangements

The Partnership may finance the acquisition of additional tax-exempt mortgage revenue bonds through the reinvestment of cash flow, the issuance of additional shares, or debt financing using our existing portfolio of tax-exempt mortgage revenue bonds. Our operating policy is to use securitizations or other forms of leverage to maintain a level of debt financing between 40% and 60% of the total par value of our mortgage bond portfolio. The Partnership currently has outstanding debt financing of $76.6 million secured by 14 tax-exempt mortgage revenue bonds with a total par value of $113.0 million plus approximately $27.8 million in restricted cash. The outstanding debt represents approximately 54% of the par value of our mortgage bond portfolio plus cash collateral.

The Partnership’s principal source of debt financing is provided under a tender option bond program sponsored by Bank of America, N.A., or the TOB Facility. Under this financing arrangement, the Partnership places tax-exempt mortgage revenue bonds into trusts, or the TOB Trusts, created between Bank of America and Deutsche Bank Trust Company Americas, as trustee. The TOB Trusts issue senior securities, known as “Floater Certificates”, to unaffiliated institutional investors and subordinated residual interest securities, known as “Inverse Certificates”, to the Partnership. Net proceeds generated from the sale of the Floater Certificates were applied by the Partnership to the repayment of our previous tender option bond financing that the Partnership obtained through the Merrill Lynch “P-Float” program. The holders of the Floater Certificates issued by each TOB Trust are entitled to receive regular payments of interest from the TOB Trust at a variable rate which resets periodically and reflects prevailing short-term tax-exempt rates. Payment of interest on a TOB Trust’s Floater Certificates is made on designated interest payment dates prior to any payments of interest on the Inverse Certificates issued by such TOB Trust. As the holder of Inverse Certificates, the Partnership is entitled to receive the balance of the interest received by such TOB Trusts on the tax-exempt bonds held by it remaining available on interest payment dates after the payment of all interest due on the Floater Certificates issued by the TOB Trusts and the expenses of the TOB Trusts, including various fees. Accordingly, the amount of interest paid to the Partnership on its Inverse Certificates is expected to vary over time, and could be eliminated altogether, due to fluctuations in the short-term interest rate payable on the Floater Certificates, expenses and other factors. The Partnership retains a call option on the Floater Certificates which allows the Partnership to collapse the TOB Trusts at any time. By retaining this level of control over the underlying tax-exempt mortgage revenue bonds, the Partnership is able to account for the TOB Facility as secured variable-rate borrowing.

Bank of America serves as liquidity provider to the TOB Trusts and if it is not fully reimbursed for funds advanced by it to make interest payments on the Floater Certificates or to redeem Floater Certificates that are tendered under the terms of the TOB Trust agreement, the Partnership is required to reimburse Bank of America for any such shortfalls. The Partnership is also obligated to pay various fees to Bank of America. In order to secure these obligations, the Partnership is required to pledge cash or certain highly-rated securities as collateral. As security for the TOB Facility, the Partnership has pledged all of its Inverse Certificates, additional tax-exempt mortgage bonds, certain taxable mortgage loans made by it to the owners of apartment properties financed with tax-exempt mortgage revenue bonds held by it to secure its obligations under these arrangements and cash. The Partnership may be required to provide additional collateral during the term of the TOB Trusts due to variations in interest rates and in the value of the collateral provided by it and of the tax-exempt mortgage revenue bonds held by the TOB Trusts.

The TOB Facility is a one-year agreement with a one-year renewal option held by Bank of America. Given the initial term of the TOB Facility, all amounts borrowed under this facility are due on July 3, 2009. On May 11, 2009, the Partnership received a commitment for a new secured credit facility from Bank of America which, along with cash collateral currently held by Bank of America, will refinance the current TOB facility. The new credit facility will be structured as a traditional secured term loan rather than a TOB type facility and will have a one-year term with a six-month renewal option held by the Partnership, an annual floating interest rate of one-month LIBOR plus 390 basis points and a loan amount of approximately $50.0 million. The new credit facility is expected to close before June 30, 2009, subject to the terms of the commitment letter.

In addition to its debt financing from Bank of America, the limited partnerships that own the MF Properties have approximately $37.4 million in mortgage debt that is secured by the MF Properties. Subsidiaries of the Partnership are the 99% limited partners of the borrowers and, in each case, the Partnership has guaranteed these mortgage loans. Approximately $19.9 million in outstanding debt financing related to the properties located in Ohio and Kentucky is due in July, 2009, however, the mortgage loan contains three one-year renewal options held by the borrower. The borrower has provided appropriate notification to the lender of its intent to renew the mortgage for an additional year.

If the current illiquidity in the financial markets continues or further deteriorates, our ability to renew or refinance our outstanding TOB Facility and mortgage debt financing MF Properties may be negatively affected. In this case, we may need to liquidate assets in order to repay these borrowings.

In January 2007, the Partnership filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (the “SEC”) relating to the sale of up to $100.0 million of its shares. The Partnership intends to issue shares from time to time under this Registration Statement to raise additional equity capital as needed to fund investment opportunities. Raising additional equity capital for deployment into new investment opportunities is part of our overall growth strategy described above. Pursuant to this Registration Statement, in April 2007 the Partnership issued, through an underwritten public offering, a total of 3,675,000 shares at a public offering price of $8.06 per share. Net proceeds realized by the Partnership from the issuance of the additional shares were approximately $27.5 million, after payment of an underwriter’s discount and other offering costs of approximately $2.1 million. The proceeds were used to acquire additional tax-exempt revenue bonds and other investments meeting the Partnership’s investment criteria and for general working capital needs. This Registration Statement remains active with the SEC and is available for the Partnership to conduct further underwritten public offerings.

Distribution Policy

We currently make cash distributions to our shareholders on a quarterly basis, but may make distributions on a monthly or semi-annual basis at the discretion of AFCA 2. Regardless of the distribution period selected, cash distributions must be made within 60 days of the end of each such period. The amount of any cash distribution is also determined by AFCA 2 and depends on the amount of base and contingent interest received on our revenue bonds and other investments, our financing costs which are affected by the interest rate we pay on our variable rate debt financing, the amount of cash held in our reserve and other factors. During the year ended December 31, 2008, and the first quarter of 2009 we made distributions at an annual rate of $0.54 per share, or $0.135 per quarter per share.

As noted above under the heading “Financing Arrangements”, the Partnership expects to enter into a new credit facility on or before June 30, 2009, in order to refinance its current TOB Facility. Compared with the terms of the Partnership’s existing TOB Facility, the terms of the new credit facility will increase the effective interest rate payable by the Partnership and will also reduce the amount of debt financing available for additional investments. Both of these factors will have a negative impact on the amount of cash flow generated by the Partnership. AFCA 2 has completed financial models in order to estimate the impact of the change in credit facilities on the Partnership’s cash flow. In order to ensure that cash provided by the Partnership’s tax-exempt mortgage revenue bonds and other investments will be adequate to meet its projected liquidity requirements, including the payment of expenses, interest and distributions to shareholders, AFCA 2 announced that it will change the Partnership’s policy regarding distributions. Beginning with the second quarter 2009 distribution, AFCA 2 intends to make the Partnership’s regular annual distribution equal to $0.50 per share, or $0.125 per quarter per share. AFCA 2 believes that distributions at this level are sustainable, however, if actual results vary from current projections and the actual cash generated is less than the new regular distribution, such distribution amount may need to be reduced.

The Offering

Shares offered	3,500,000 shares (1)

Shares outstanding after the offering	17,012,928 shares (2)

Risk factors	You should carefully consider the information under the headings “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein before you decide to purchase our shares.

Use of proceeds	We intend to use the net proceeds from this offering to acquire additional tax-exempt revenue bonds and other investments meeting our investment criteria and for general working capital needs. See “Use of Proceeds.”

Nasdaq Global Market symbol	“ATAX”

(1)	4,025,000 shares if the underwriters exercise their over-allotment option in full.

(2)	17,537,928 shares if the underwriters exercise their over-allotment option in full.

Summary Historical Financial Data

The following summary historical financial data are derived from the Partnership’s unaudited financial statements as of, and for the three month periods ended, March 31, 2009 and March 31, 2008. The summary financial data includes the assets, liabilities and results of operations of certain entities which own the apartment properties financed with tax-exempt revenue bonds owned by the Partnership. These entities are deemed to be variable interest entities, or “VIEs”, of which the Partnership is the principal beneficiary even though the Partnership does not hold an actual ownership position in these entities. The financial statements of these VIEs are required to be consolidated with those of the Partnership under generally accepted accounting principles (“GAAP”). In addition, the summary financial data include the assets, liabilities and results of operations of the MF Properties due to the Partnership’s 99% limited partner interests in the entities that own the MF Properties.

Results of operations for the quarter ended March 31, 2009 shown below reflect the redemption of three tax-exempt mortgage revenue bonds secured by properties that were treated as VIEs of the Partnership that occurred in February 2009. In order to properly reflect this transaction under GAAP, the Partnership recorded a sale of the underlying properties for $32.0 million as though the properties were owned by the Partnership. As a result, the Partnership recorded a gain on sale in the first quarter of 2009 of approximately $26.5 million. Although accounted for in this manner under GAAP, the bond redemptions did not result in the recognition of taxable gain by the Partnership. These VIEs were accounted for as discontinued operations at December 31, 2008. On a nonconsolidated basis, the redemption proceeds represented repayment of 100% of the principal amount of these bonds, accrued base interest and approximately $2.3 million of contingent interest. The redeemed bonds were collateral for our TOB Facility with Bank of America described above under “Financing Arrangements.” As of the closing date of the redemption, we deposited $23.6 million in cash with Bank of America as replacement collateral. No decision has been made as to whether any of the redemption proceeds, including that portion representing contingent interest, will be distributed to shareholders.

We believe that the unaudited consolidated financial statements from which we have derived the financial data for the quarters ended March 31, 2009 and 2008 include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly, in all material respects, our results of operations and financial condition as of and for the periods presented. Financial results for these interim periods are not necessarily indicative of results that may be expected for any other interim period or for the fiscal year. You should read this summary financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and notes thereto that are included in our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference herein.

	For the Three Months Ended March 31,
	2009	2008

Property revenue	$3,751,243	$3,313,395
Real estate operating expenses	(2,360,643)	(1,959,162)
Depreciation and amortization expense	(1,580,872)	(1,184,524)
Mortgage revenue bond investment income	948,344	1,208,564
Other interest income	34,015	24,430
Gain on sale of securities	—	3,704
Interest expense	(1,190,869)	(1,158,441)
General and administrative expenses	(576,762)	(431,066)

Income (loss) from continuing operations	(975,544)	(183,100)
Income from discontinued operations, (including gain on sale of $26,514,809 in 2009)	26,734,754	193,757

Net income	25,759,210	10,657
Less: net loss attributable to noncontrolling interest	3,860	2,745

Net income (loss)—America First Tax Exempt Investors, L. P.	25,763,070	13,402
Less:
General partners’ interest in net income	574,090	6,662
Unallocated income (loss) related to variable interest entities	23,543,530	(652,783)

Limited partners’ interest in net income	$1,645,450	$659,523

Limited partners’ interest in net income per unit (basic and diluted):
Income from continuing operations	$0.12	$0.05
Income from discontinued operations	—	—

Net income, basic and diluted, per unit	$0.12	$0.05

Distributions paid or accrued per BUC	$0.1350	$0.1350

Investments in tax-exempt mortgage revenue bonds, at estimated fair value	$48,308,320	$69,984,090

Real estate assets, net	$86,213,553	$69,668,027

Total assets	$187,849,724	$157,735,388

Total debt-continuing operations	$113,937,367	$68,264,333

Total debt-discontinued operations	$—	$23,050,667

Cash flows provided by operating activities	$(909,606)	$343,205
Cash flows provided by (used in) investing activities	$7,369,791	$(9,946,014)
Cash flows provided by (used in) financing activities	$(2,363,666)	$(1,535,654)
Cash Available for Distribution (“CAD”)(1)	$3,306,221	$1,479,574
Weighted average number of BUCs outstanding, basic and diluted	13,512,928	13,512,928

(1)	There is no generally accepted methodology for computing CAD, and the Partnership’s computation of CAD may not be comparable to CAD reported by other companies. To calculate CAD, amortization expense related to debt financing costs and bond reissuance costs, Tier 2 income (as defined in the Agreement of Limited Partnership) due to AFCA 2, interest rate derivative income or expense (including adjustments to fair value), provision for loan losses, impairments on bonds, losses related to VIEs including the cumulative effect of accounting change, and depreciation and amortization expense on MF Property assets are added back to the Partnership’s net income (loss) as computed in accordance with GAAP. The Partnership uses CAD as a supplemental measurement of its ability to pay distributions. The Partnership believes that CAD provides relevant information about its operations and is necessary along with net income (loss) for understanding its operating results.

The following summary historical financial data are derived from the Partnership’s audited financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006. The summary financial data includes the assets, liabilities and results of operations of certain VIEs of which the Partnership is the principal beneficiary even though the Partnership does not hold an actual ownership position in these entities. The financial statements of these VIEs are required to be consolidated with those of the Partnership under GAAP. In addition, the summary financial data include the assets, liabilities and results of operations of the MF Properties due to the Partnership’s 99% limited partner interests in the entities that own the MF Properties. You should read this summary financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and notes thereto that are included in our Annual Report on Form 10-K for the year ended December 31, 2008.

	For the Year Ended December 31,
	2008	2007	2006

Property revenue	$13,773,801	$11,208,209	$9,266,223
Real estate operating expenses	(8,872,219)	(7,299,257)	(5,945,364)
Depreciation and amortization expense	(4,987,417)	(3,611,249)	(1,895,546)
Mortgage revenue bond investment income	4,230,205	3,227,254	1,418,289
Other bond investment income	—	—	4,891
Other interest income	150,786	751,797	337,008
Loss on sale of securities	(68,218)	—	—
Interest expense	(4,106,072)	(2,595,616)	(1,303,760)
General and administrative expenses	(1,808,459)	(1,577,551)	(1,575,942)
Minority interest	9,364	13,030	—

Income (loss) from continuing operations	(1,678,229)	116,617	305,799
Income from discontinued operations, (including gain on sale of $11,667,246 in 2006)	646,989	824,249	12,470,936

Net income (loss)	(1,031,240)	940,866	12,776,735
Less:
General partners’ interest in net income	64,059	99,451	1,627,305
Unallocated income (loss) related to variable interest entities	(3,756,894)	(3,452,591)	3,863,226

Limited partners’ interest in net income	$2,661,595	$4,294,006	$7,286,204

Limited partners’ interest in net income per unit (basic and diluted):
Income from continuing operations	$0.20	$0.34	$0.74

Net income, basic and diluted, per unit	$0.20	$0.34	$0.74

Distributions paid or accrued per BUC	$0.5400	$0.5400	$0.5400

Investments in tax-exempt mortgage revenue bonds, at estimated fair value	$44,492,526	$66,167,116	$27,103,398

Real estate assets, net	$80,178,863	$70,246,514	$47,876,652

Total assets	$157,863,276	$164,879,008	$100,200,189

Total debt-continuing operations	$87,890,367	$72,464,333	$26,919,333

Total debt-discontinued operations	$19,583,660	$18,850,667	$18,850,667

Cash flows provided by operating activities	$4,445,215	$4,227,023	$5,637,095

Cash flows provided by (used in) investing activities	$(16,598,170)	$(48,007,185)	$6,396,786

Cash flows provided by (used in) financing activities	$4,692,149	$50,125,180	$(6,855,558)

Cash Available for Distribution (“CAD”)(1)	$6,248,920	$6,062,931	$7,876,824

Weighted average number of BUCs outstanding, basic and diluted	13,512,928	12,491,490	9,837,928

(1)	There is no generally accepted methodology for computing CAD, and the Partnership’s computation of CAD may not be comparable to CAD reported by other companies. To calculate CAD, amortization expense related to debt financing costs and bond reissuance costs, Tier 2 income (as defined in the Agreement of Limited Partnership) due to AFCA 2, interest rate derivative income or expense (including adjustments to fair value), provision for loan losses, impairments on bonds, losses related to VIEs including the cumulative effect of accounting change, and depreciation and amortization expense on MF Property assets are added back to the Partnership’s net income (loss) as computed in accordance with GAAP. The Partnership uses CAD as a supplemental measurement of its ability to pay distributions. The Partnership believes that CAD provides relevant information about its operations and is necessary along with net income (loss) for understanding its operating results.

Management utilizes a calculation of Cash Available for Distribution (“CAD”) as a means to determine the Partnership’s ability to make distributions to shareholders. Management believes that CAD provides relevant information about the Partnership’s operations and is necessary along with net income for understanding its operating results. There is no generally accepted methodology for computing CAD, and the Partnership’s computation of CAD may not be comparable to CAD reported by other companies. Although the Partnership considers CAD to be a useful measure of its operating performance, CAD should not be considered as an alternative to net income or net cash flows from operating activities which are calculated in accordance with GAAP.

The following sets forth a reconciliation of the Partnership’s net income (loss) as determined in accordance with GAAP and its CAD for the periods set forth.

	For the Year Ended December 31,
	2008	2007	2006	2005	2004

Net income (loss)	$(1,031,240)	$940,866	$12,776,735	$19,565,142	$(37,710,057)
Cumulative effect of accounting change	—	—	—	—	38,023,001
Net (income) loss related to VIEs and eliminations due to consolidation	3,756,894	3,452,591	(3,863,226)	(1,443,519)	4,867,444

Net income before impact of VIE consolidation	2,725,654	4,393,457	8,913,509	18,121,623	5,180,388
Change in fair value of derivatives and interest rate cap amortization	721,102	249,026	210	(364,969)	117,916
Depreciation and amortization expense (before impact of VIE consolidation)	2,840,500	1,478,278	25,605	24,467	196,122
Tier 2 Income distributable to the General Partner(1)	(38,336)	(57,830)	(1,062,500)	(3,595,754)	—
Provision for loan losses	—	—	—	734,000	217,654
Impairment on tax-exempt mortgage revenue bonds	—	—	—	—	374,841

CAD	$6,248,920	$6,062,931	$7,876,824	$14,919,367	$6,086,921

Total CAD	$6,248,920	$6,062,931	$7,876,824	$14,919,367	$6,086,921
Contingent interest	115,008	173,489	3,187,500	10,787,261	—

CAD excluding contingent interest	$6,133,912	$5 ,889,442	$4,689,324	$4,132,106	$6,086,921

Weighted average number of units outstanding, basic and diluted	13,512,928	12,491,490	9,837,928	9,837,928	9,837,928
Net income, basic and diluted, per unit	$0.20	$0 .34	$0.74	$1.74	$0.73

Total CAD per unit	$0.46	$0 .49	$0.80	$1.52	$0.62

CAD from contingent interest, per unit	$0.01	$0 .01	$0.32	$1.10	—

CAD excluding contingent interest, per unit	$0.45	$0 .48	$0.48	$0.42	$0.62

Distributions per unit	$0.54	$0 .54	$0.54	$0.81	$0.54

	For the Three Months Ended March 31,
	2009	2008

Net income (loss) — America First Tax Exempt Investors, L.P.	$25,763,070	$13,402
Net (income) loss related to VIEs and eliminations due to consolidation	(23,543,530)	652,783

Net income before impact of VIE consolidation	2,219,540	666,185
Change in fair value of derivatives and interest rate cap amortization	453,366	183,191
Depreciation and amortization expense (before impact of VIE consolidation)	1,005,711	630,198
Tier 2 Income distributable to the General Partner(1)	(574,890)	—
Loss on taxable loans	74,999	—
Loss on bond sale	127,495	—

CAD	$3,306,221	$1,479,574

Total CAD	$3,306,221	$1,479,574
Contingent interest	1,724,670	—

CAD excluding contingent interest	$1,581,551	$1,479,574

Weighted average number of units outstanding, basic and diluted	13,512,928	13,512,928
Net income, basic and diluted, per unit	$0.12	$0.05

Total CAD per unit	$0.24	$0.11

CAD from contingent interest, per unit	$0.13	$—

CAD excluding contingent interest, per unit	$0.11	$0.11

Distributions per unit	$0.135	$0.135

(1)	Tier 2 Income consists of the Net Interest Income representing contingent interest and Net Residual Proceeds representing contingent interest. Under the Partnership’s Agreement of Limited Partnership, Tier 2 Income is distributed 75% to the shareholders and 25% to AFCA 2. This adjustment represents the 25% of Tier 2 Income due to AFCA 2. For 2006, the Northwoods Lake Apartments sale provided for approximately $4.25 million of Tier 2 Income. For 2009, the Tier 2 Income distributable to AFCA 2 was generated by the early redemption of the Woodbridge—Louisville and Woodbridge—Bloomington bond investments.

Non-Consolidated Financial Information

The following selected financial information shows the consolidated results of operations for the Partnership and the MF Properties for the three months ended March 31, 2009 and 2008 without the consolidation of VIEs required by GAAP. Management uses this information to analyze the operation of the Partnership and the MF Properties.

	For the Three Months Ended March 31,
	2009	2008

Revenues:
Mortgage revenue bond investment income	$4,643,013	$2,636,138
Property revenues	1,631,698	1,093,036
Other interest income	34,015	24,430
Gain (loss) on sale of securities	(127,495)	3,704

Total Revenues	6,181,231	3,757,308

Expenses:
Real estate operating (exclusive of items shown below)	1,035,657	509,049
Loan loss expense	74,999	—
Interest expense	1,272,422	1,523,555
Depreciation and amortization expense	1,005,711	630,198
General and administrative	576,762	431,066

Total Expenses	3,965,551	3,093,868

Net income	2,215,680	663,440
Less: net loss attributable to noncontrolling interest	3,860	2,745

Net Income—America First Tax Exempt Investors, L.P.	$2,219,540	$666,185

The following selected financial information shows the consolidated results of operations for the Partnership and the MF Properties for the years ended December 31, 2008, 2007 and 2006 without the consolidation of VIEs required by GAAP. Management uses this information to analyze the operation of the Partnership and the MF Properties.

	For the Year Ended December 31,
	2008	2007	2006

Revenues:
Mortgage revenue bond investment income	$10,102,802	$9,379,859	$12,188,552
Property revenues	4,793,535	2,066,487	—
Other interest income	150,786	751,797	432,796
Loss on sale of securities	(68,218)	—	—

Total Revenues	14,978,905	12,198,143	12,621,348

Expenses:
Real estate operating (exclusive of items shown below)	2,628,606	1,230,694	—
Interest expense	5,097,454	3,531,192	2,106,292
Depreciation and amortization expense	2,728,096	1,478,279	25,604
General and administrative	1,808,459	1,577,551	1,575,942

Total Expenses	12,262,615	7,817,716	3,707,838

Minority interest in net loss of consolidated subsidiary	9,364	13,030	—

Net Income	$2,725,654	$4,393,457	$8,913,510

RISK FACTORS

An investment in our shares involves risks. You should consider carefully the risk factors stated below and those discussed on page 6 of the accompanying prospectus, page 8 of our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference, and in the other documents incorporated by reference herein and therein before you decide to purchase our shares.

The Partnership recently changed its distribution policy and may do so again in the future.

Cash distributions made by the Partnership to shareholders may increase or decrease at the determination of AFCA 2 based on its assessment of the amount of cash available to the Partnership for this purpose. Beginning with the distribution for the second quarter 2009, the Partnership’s annual distribution was reduced from $0.54 per share to $0.50 per share due to AFCA 2’s determination that higher borrowing costs and other factors would reduce the cash available to the Partnership to make distributions. Although AFCA 2 believes that distributions at this new level are sustainable, if the Partnership’s actual results of operations vary from current projections and the actual cash generated is less than the new regular distribution, the Partnership may need to reduce the distribution rate further. Any change in our distribution policy could have a material adverse effect on the market price of shares.

This offering and any future issuances of additional shares could cause their market value to decline.

The issuance of shares in this offering and any future offerings may have a dilutive impact on our existing shareholders. In January 2007, the Partnership filed a Registration Statement on Form S-3 with the SEC relating to the sale of up to $100.0 million of its shares. The Partnership intends to issue shares from time to time under this Registration Statement to raise additional equity capital as needed to fund investment opportunities. This Registration Statement remains active with the SEC and is available for the Partnership to conduct further public offerings. The issuance of additional shares could cause dilution of the existing shares and a decrease in the market price of the shares. In addition, if additional shares are issued but we are unable to invest the additional equity capital in assets that generate tax-exempt income at levels at least equivalent to our existing assets, the amount of cash available for distribution may decline.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Risk Factors” beginning on page 6 in the accompanying prospectus and page 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

•	current maturities of our financing arrangements, including the TOB facility, and our ability to renew or refinance such maturities;

•	current bond investment and collateral valuations and the potential requirement of additional collateral on our TOB facility;

•	the impact of an insolvency or receivership of our TOB facility provider;

•	defaults on the mortgage loans securing our revenue bonds;

•	risks associated with investing in multifamily apartments, including changes in business conditions and the general economy;

•	changes in short-term interest rates;

•	our ability to use borrowings to finance our assets;

•	current negative economic and credit market conditions; and

•	changes in government regulations affecting our business.

Other risks, uncertainties and factors, including those discussed under “Risk Factors” in the accompanying prospectus or described in reports that we file from time to time with the Securities and Exchange Commission (such as our Forms 10-K and 10-Q) could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $16,175,000 after deducting underwriting discounts and commissions and estimated offering expenses payable by us of approximately $1,325,000 (or approximately $18,642,500 if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from this offering to acquire additional tax-exempt revenue bonds and other investments meeting our investment criteria and for general working capital needs.

ADDITIONAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The discussion set forth below supplements, and should be read along with, the discussion under the caption “U.S. Federal Income Tax Considerations-Income tax considerations relating to the Partnership and its shareholders” in the accompanying prospectus. We urge you to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our shares, including the application and effect of federal, state, local and foreign income and other tax laws.

As more fully discussed in the accompanying prospectus, the Partnership is a limited partnership under Delaware law and it will not file any election with the IRS to be treated as an association taxable as a corporation. In addition, although our shares are listed for trading on the Nasdaq Global Market, as long as more than 90% of our gross income continues to be derived from interest on the tax-exempt bonds and other debt instruments in which we invest, real property rents, dividends, gains from the sale or other disposition of real property and gains from the sale or other disposition of capital assets held for the production of interest or dividends, in the opinion of Kutak Rock LLP, the Partnership will be treated as a partnership for federal income tax purposes, and not as a publicly-traded partnership, and the holders of our shares will be subject to tax as partners. As a partnership, the Partnership is not subject to federal income tax, but each of its partners (including each holder of shares) is required to report such partner’s distributive share of the Partnership’s income, gain, loss, deduction and items of tax preference on its own federal income tax return and will be subject to tax on any portion of its allocable share of Partnership income to the extent such income is not otherwise exempt from taxation.

Allocation of Income, Gain, Loss and Deduction

In preparing the Partnership’s tax returns, and in determining the shareholders’ allocable share of the Partnership’s items of income, gain, loss and deduction, the Partnership will utilize various accounting and reporting conventions, some of which are discussed herein. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully challenge the Partnership’s use of such conventions.

As described in the accompanying prospectus, the Partnership generally allocates each item of its income, gain, loss or deduction among AFCA 2 and shareholders in accordance with their respective percentage interests in the Partnership. However, the Partnership will make certain special allocations in connection with the issuance of new Partnership shares in accordance with the principals of Section 704(c) of the Code. Upon the issuance of additional shares, including shares issued in this offering, the Partnership expects that it will restate the “book” capital accounts of the existing shareholders under applicable Treasury Regulations in order to reflect the fair market value of the Partnership’s assets at the time additional shares are issued. This restatement of the existing shareholders’ book capital accounts measures any gain or loss inherent in Partnership assets at the time new shareholders are admitted to the Partnership. Section 704(c) requires the Partnership to specially allocate certain items of gain or loss among the shareholders in order to eliminate differences between their book capital accounts (which will reflect the fair market value of Partnership property on the date the new shares are issued) and their tax capital accounts (which reflect the Partnership’s tax basis in these assets). The effect of the allocations under Section 704(c) to a shareholder purchasing shares in the offering will be essentially the same as if the tax basis of our assets were equal to the fair market value of our assets at the time of the offering.

Effects of a Section 754 Election.

The Partnership expects to make the election permitted by Section 754 of the Code effective in 2009. That election will be irrevocable without the consent of the IRS. As discussed below, the election generally permits the Partnership to adjust the tax basis of certain of its assets to reflect the purchase prices paid by purchasers of shares from existing shareholders. Generally, when shares are purchased from an existing shareholder (rather than being acquired directly from the Partnership, such as in an offering), the purchaser’s tax basis in those shares (referred to as the purchaser’s “outside basis”) initially will equal the purchase price he or she paid for the shares. However, the purchaser’s outside basis does not necessarily reflect his or her proportionate share of the Partnership’s tax basis in its assets (referred to as the purchaser’s “inside basis”) at the time of purchase, and this difference may have tax consequences to the purchaser. By making a Section 754 election, the Partnership will make an adjustment under Section 743(b) of the Code to a share purchaser’s “inside basis” in the Partnership’s assets so that those assets reflect the price such purchaser paid for his or her shares. As a result, a purchaser of shares will have an inside basis in our assets consisting of (1) such shareholder’s share of our tax basis in our assets at the time of the purchase of shares (“common basis”) and (2) such shareholder’s Section 743(b) adjustment to that basis. The Section 743(b) adjustment affects only the inside basis of the share purchaser’s portion of Partnership assets and does not affect other shareholders.

A basis adjustment is required under Section 743(b) regardless of whether a Section 754 election is made if shares are transferred at a time when the Partnership has a substantial built-in loss in its assets immediately after the transfer, or if the Partnership distributes property and has a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

A Section 743(b) basis adjustment is advantageous to a purchaser of shares if the purchaser’s outside basis in his or her shares is higher than such purchaser’s inside basis. In that case, as a result of the election, the purchaser would, among other things, be allocated a greater amount of depreciation and amortization deductions (assuming the Partnership has depreciable or amortizable assets) and his or her allocable share of any gain on a sale of Partnership assets would be less than it would be absent such adjustment. Conversely, a Section 743(b) basis adjustment is disadvantageous to a purchaser of shares if the purchaser’s outside basis in his or her shares is lower than such purchaser’s inside basis because it would cause such purchaser to be allocated a lesser amount of the Partnership’s depreciation and amortization deductions and his or her allocable share of any gain on a sale of Partnership assets would be greater than it would be absent such adjustment.

The allocation of any Section 743(b) adjustment among the Partnership’s assets must be made in accordance with the Code, but will involve a number of assumptions and the application of judgment on behalf of AFCA 2. Accordingly, the IRS could challenge some of these allocations and, for example, seek to allocate some or all of any Section 743(b) adjustment from tangible assets that may be amortized or depreciated to goodwill or other asset classes that are either nonamortizable or amortizable over a longer period of time. We cannot assure you that the determinations the Partnership makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the opinion of AFCA 2, the expense of compliance exceed the benefit of the election, AFCA 2 may seek permission from the IRS to revoke the Partnership’s Section 754 election. If permission is granted, a subsequent purchaser of shares may be allocated more income than he or she would have been allocated had the election not been revoked.

Further, strict adherence to Treasury Regulations in making certain Section 743(b) adjustments could result in tax differences among shareholders that adversely affect the continued

uniformity of the tax characteristics of shares. As a result, AFCA 2 may adopt certain 743(b) adjustment methods or conventions that are designed to preserve the uniformity of shares, but that may be inconsistent with certain Treasury Regulations. Please read “—Uniformity of Shares,” below. Kutak Rock LLP is unable to opine as to the validity of these methods and conventions because there is no clear authority on these issues. If the IRS successfully challenged any method used by AFCA 2 for making the Section 743(b) adjustments, the uniformity of shares might be affected, and the gain or loss realized by a shareholder from the sale of shares might be affected.

Uniformity of Shares

Because shares trade in the public market and many shares are held in street name by banks, brokers and other nominees, the Partnership cannot match transferors and transferees of shares. As a result, we must maintain uniformity of the economic and tax characteristics of the shares to a purchaser of shares. In the absence of uniformity, the Partnership may be unable to completely comply with a number of federal income tax requirements under the Code and the Treasury Regulations. A lack of uniformity can result from a literal application of Treasury Regulations pertaining to the Partnership’s method of depreciating or amortizing its Section 743(b) adjustments or from a determination that certain curative allocations designed to prevent the application of Treasury Regulation “ceiling limitations” as it attempts to eliminate book and tax disparities are unreasonable.

The Partnership intends to adopt reasonable Section 743(b) adjustment methods and other conventions to preserve the uniformity of the intrinsic tax characteristics of shares, none of which should have a material adverse effect on the shareholders. Kutak Rock LLP has not opined on the validity of any of these positions. The IRS may challenge any method of accounting for the Section 743(b) adjustment or other methods or conventions adopted by the Partnership. If any such challenge were sustained, the uniformity of shares, and the resulting gain or loss from the sale of those shares, might be affected.

Disposition of Shares

Recognition of Gain or Loss.  Taxable gain or loss will be recognized on a sale or other disposition of shares equal to the difference between the amount realized by the selling shareholder and his or her tax basis in the shares sold. The amount realized by a shareholder from the sale of shares will be measured by the sum of the cash or the fair market value of other property received by such selling shareholder plus his or her share of the Partnership’s nonrecourse liabilities, if any, attributable to the shares sold. Gain or loss recognized by a shareholder, other than a “dealer” in shares, on the sale or exchange of shares held for one year or less will generally be taxable as a short-term capital gain or loss. Gain or loss recognized by a shareholder, other than a “dealer” in shares, on the sale or exchange of shares held for more than one year will generally be taxable as a long-term capital gain or loss.

Allocations Between Transferors and Transferees.  In general, taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the shareholders, in proportion to the number of shares beneficially owned by each of them as of the closing of trading on the last business day of a month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the shareholders beneficially owning shares as of the closing of trading on the last business day of a month in which that gain or loss is recognized. As a result, a shareholder acquiring shares may be allocated income, gain, loss and deduction realized prior to the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Kutak Rock LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee shareholders. AFCA 2 uses this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the shareholder’s interest, our taxable income or losses might be reallocated among the shareholders. AFCA 2 is authorized to revise the method of allocation between transferor and transferee shareholders, as well as shareholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A shareholder who owns shares at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Constructive Termination.  The Partnership will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all shareholders. In the case of a shareholder reporting on a taxable year other than a taxable year ending December 31, the closing of the Partnership’s taxable year may result in more than twelve months of taxable income or loss being includable in such shareholder’s taxable income for the year of termination. The Partnership would be required to make new tax elections after a termination, including a new election under Section 754 of the Code. A termination could also result in penalties if the Partnership was unable to determine that the termination had occurred. The Partnership Agreement contains a provision that is designed to prevent transfers of shares that would result in a tax termination of the Partnership, but there is no assurance that it would actually prevent a tax termination from occurring.

Limitation on the deductibility of interest expense.

As discussed in the accompanying prospectus, the Code disallows any deduction for interest paid by any taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. To the extent the Partnership’s borrowings describe above under “Financing Arrangements” are deemed to be incurred by it for the purpose of financing its portfolio of tax-exempt mortgage revenue bonds, a shareholder’s allocable portion of any interest paid by the Partnership on these borrowings will be disallowed.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and RBC Capital Markets Corporation have severally agreed to purchase from us the following respective number of our shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares

Deutsche Bank Securities Inc.	2,100,000
RBC Capital Markets Corporation	1,400,000

Total	3,500,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.18 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 525,000 additional shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares as the number of shares to be purchased by it in the above table bears to the total number of shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares to the underwriters to the extent the option is exercised. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting discounts and commissions are 6.0% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without Exercise of	With Full Exercise of
		Over-Allotment	Over-Allotment
	Fee per share	Option	Option

Discounts and commissions paid by us	$0.30	$1,050,000	$1,207,500

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $275,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Certain of our officers and directors, and Burlington have agreed not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our shares or other securities convertible into or exchangeable or exercisable for our shares or derivatives of our shares owned by these persons prior to this offering or shares issuable upon exercise of options or warrants held by these persons for a period of 60 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. and RBC Capital Markets Corporation. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 60-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which the prospectus supplement forms a part.

In connection with this offering, Deutsche Bank Securities Inc. and RBC Capital Markets Corporation may engage in passive market making transactions in our shares on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, during a period before the commencement of offers or sales of shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Our shares are quoted on The Nasdaq Global Market under the symbol “ATAX”.

The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which services they may in the future receive customary fees. An affiliate of Deutsche Bank Securities Inc., an underwriter in this offering, acts as a trustee of the trusts associated with our tender option bond program sponsored by Bank of America, N.A.

The maximum commission or discount to be received by any FINRA member or independent broker/dealer will not be greater than ten percent (10%) for the sale of any shares representing our assigned limited partnership interests covered by this prospectus supplement.

LEGAL OPINIONS

The validity of the shares offered by this prospectus supplement and certain legal matters has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 of the Partnership and its consolidated subsidiaries (except the financial statements of Woodbridge Apartments of Louisville II, L.P. and Woodbridge Apartments of Bloomington III, L.P., for the year ended December 31, 2006) incorporated in this prospectus by reference from the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2008, have been audited by Deloitte & Touche LLP as stated in their reports which are incorporated by reference herein (which report relating to the consolidated financial statements of the Partnership expresses an unqualified opinion and includes an explanatory paragraph regarding management’s estimates for investments without readily determinable fair values). The financial statements of Woodbridge Apartments of Louisville II, L.P. and Woodbridge Apartments of Bloomington III, L.P. (consolidated with those of the Partnership) not presented separately herein have been audited by Katz, Sapper & Miller, LLP as stated in their reports which are incorporated by reference herein. Such financial statements of the Partnership and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference herein is deemed to be part of this prospectus supplement, except for any information superseded by information in this prospectus supplement. This prospectus supplement incorporates by reference the following documents that we have previously filed with the SEC (File No. 000-24843):

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009,

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, and

•	The description of the shares representing assigned limited partnership interests contained in our Registration Statement on Form 8-A, filed with the SEC on August 27, 1998.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but before the end of any offering of securities made under this prospectus supplement will automatically be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement or in any document incorporated, or deemed to be incorporated, by reference into this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the related prospectus and registration statement. Nothing in this prospectus supplement shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to Items 2.02 and 7.01 of Form 8-K.

You can obtain any of our filings incorporated by reference into this prospectus supplement from the SEC at www.sec.gov or by visiting the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. If you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests should be addressed to: Michael Draper, The Burlington Capital Group LLC, 1004 Farnam Street, Suite 400, Omaha, NE 68102, telephone number: 402-444-1630.

PROSPECTUS

$100,000,000

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Shares representing assigned limited partnership interests

We may use this prospectus to offer shares representing assigned limited partnership interests in America First Tax Exempt Investors, L.P. We may offer these shares from time to time. We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest in our shares.

This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

Our shares are quoted on the Nasdaq Global Market under the symbol “ATAXZ.”

Investing in our shares involves a high degree of risk. You should carefully consider the information under the heading “RISK FACTORS” beginning on page 6 of this prospectus before buying our shares.

We may offer our shares in amount, at prices and on terms determined by market conditions at the time of the offerings. We may sell shares to or through underwriters, dealers or agents, or we may sell shares directly to investors on our own behalf.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

January 31, 2007

You should rely only on the information contained in or incorporated by reference into this prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the related prospectus supplement and the documents incorporated by reference herein is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act). When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, and a number of factors could affect our future operating results and financial condition, and could cause our future operating results or financial condition to differ materially from what is expressed in the forward-looking statements contained in this prospectus, any prospectus supplement or any document that is incorporated by reference into this prospectus or any prospectus supplement. Many of these risks and uncertainties are discussed under “RISK FACTORS” in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission (or the SEC), including our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (or SEC) using a “shelf” registration process. Under this process, we may offer and sell shares representing assigned limited partnership interests in our company in one or more offerings for total proceeds of up to $100,000,000. This prospectus provides a general description of our business and the shares that we may offer. Each time we offer to sell any shares, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

We urge you to carefully read this entire prospectus and the related prospectus supplement, including the financial statements and the information that is incorporated by reference into this prospectus and the related prospectus supplement. You should carefully consider the information discussed under “Risk Factors” before you decide to purchase any of our shares. All references to “we,” “us” or “the Company” mean America First Tax Exempt Investors, L.P.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

The Company

We are in the business of investing in federally tax-exempt mortgage revenue bonds which have been issued by various state and local housing authorities to provide construction and permanent financing for multifamily residential properties, including student housing. Interest on these bonds is excludable from gross income for federal income tax purposes. As a result, most of the income we earn is exempt from federal income taxes.

As of September 30, 2006, we owned 11 tax-exempt mortgage revenue bonds which were issued to finance nine apartment properties located in the states of Florida, Indiana, Iowa, South Carolina, Texas, and Kentucky containing a total of 1,980 rental units, a 144-unit multifamily apartment complex under construction in Texas and a 142-bed student housing facility in Nebraska. Each of these mortgage revenue bonds provides for the payment of fixed-rate base interest to the Company. Additionally, nine of the 11 bonds also provide for the payment of contingent interest based upon net cash flow and net capital appreciation of the underlying real estate properties. As a result, these mortgage revenue bonds provide us with the potential to participate in future increases in the cash flow generated by the financed properties, either through operations or from their ultimate sale.

The amount of interest income earned by the Company from its investment in tax-exempt mortgage revenue bonds is a function of the ability of the financed properties to generate adequate net cash flow to meet debt service requirements. The net cash flow generated by a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses. Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market area in which a property is located. This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and interest rates on single-family mortgage loans. In addition, factors such as zoning laws and other government regulations, price inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of an apartment property. Therefore, the return the Company earns on its tax-exempt mortgage revenue bonds depends upon the economic performance of the multifamily residential properties which collateralize these bonds. For this reason, the Company’s investments are dependent on the economic performance of such real estate and may be considered to be in competition with other income-producing real estate of the same type in the same geographic areas.

We also invest in other types of tax-exempt securities that may or may not be secured by real estate. These tax-exempt securities must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency and may not represent more than 25% of our assets at the time of acquisition. We may also make taxable mortgage loans secured by multifamily properties which were financed by tax-exempt mortgage revenue bonds that we hold. We do not generally seek to acquire direct interests in real property. However, we may acquire apartment complexes securing our revenue bonds or taxable mortgage loans through foreclosure in the event of a default. We do not currently own a direct interest in any real properties.

Business Objectives and Strategy

Our business objectives are to (i) preserve and protect our capital and (ii) provide regular and increasing cash distributions to our shareholders which are substantially exempt from federal income tax. We have sought to meet these objectives by primarily investing in a portfolio of tax-exempt mortgage revenue bonds that were issued to finance, and are secured by first mortgages on, multifamily apartment properties, including student housing. Certain of these bonds may be structured to provide a potential for an enhanced federally tax-exempt yield through the payment of contingent interest which is payable out of net cash flow from operations and net capital appreciation of the financed apartment properties.

We are pursuing a business strategy of acquiring additional tax-exempt mortgage revenue bonds on a leveraged basis in order to (i) increase the amount of tax-exempt interest available for distribution to our shareholders; (ii) reduce risk through asset diversification and interest rate hedging; and (iii) achieve economies of scale. We are pursuing this growth strategy by investing in additional tax-exempt mortgage revenue bonds and related investments, taking advantage of attractive financing structures available in the tax-exempt securities market and entering into interest rate risk management instruments. We may finance the acquisition of additional tax-exempt mortgage revenue bonds through the reinvestment of cash flow, the issuance of additional shares, and securitization financing using our existing portfolio of tax-exempt mortgage revenue bonds. Our operating policy is to use securitizations or other forms of leverage to maintain a level of debt financing between 40% and 60% of the total market value of our assets.

In connection with our growth strategy, we are also assessing opportunities to reposition our existing portfolio of tax-exempt mortgage revenue bonds. The principal objective of this repositioning initiative is to improve the quality and performance of our revenue bond portfolio and, ultimately, increase the amount of cash available for distribution to our shareholders. In some cases, we may force a redemption of selected tax-exempt bonds that are secured by multifamily properties that have experienced significant appreciation. By forcing a redemption of the bonds, a sale or refinancing of the underlying property will be required which, if sufficient sale or refinancing proceeds exist, will entitle the Company to receive payment of accrued contingent interest on its bond investment. In other cases, we may elect to sell bonds on properties that are in stagnant or declining markets. The proceeds received from these transactions would be redeployed into other tax exempt investments consistent with our investment objects. We may also be able to use a higher-quality investment portfolio to obtain higher leverage to be used to acquire additional investments.

Another goal of our repositioning strategy is to allow for the preparation of financial statements that more accurately reflect the nature of the Company as a tax-exempt bond fund rather than as an owner of apartment properties. Currently, generally accepted accounting principles, in particular FASB No. 46R (“FIN 46R”), require us to present the financial results of eight of the properties financed with tax-exempt bonds owned by us on a consolidated basis with our financial results. The consolidation of underlying apartment properties under FIN 46R results mainly from the participation interest in the net cash flow and net capital appreciation from the payment of both base interest and contingent interest under the mortgage revenue bonds issued to finance the consolidated properties. By repositioning the investment portfolio into tax-exempt mortgage bonds which do not result in consolidation of the underlying property, we will be able to present our financial results in what we believe is a more understandable and transparent manner.

In executing our growth strategy, we expect to invest primarily in bonds issued to provide affordable rental housing, but may also consider bonds issued to finance student housing projects and housing for senior citizens. The four basic types of multifamily housing revenue bonds which we may acquire as investments are as follows:

1. Private activity bonds issued under Section 142(d) of the Internal Revenue Code of 1986, as amended (the “Code”);

2. Bonds issued under Section 145 of the Code by not-for-profit entities qualified under Section 501(c) 3 of the Code,

3. Essential function bonds issued by a public instrumentality to finance an apartment property owned by such instrumentality; and

4. Existing “80/20 bonds” that were issued under section 103(b)(4)(A) of the Internal Revenue Code of 1954.

Each of these bond structures permits the issuance of tax exempt bonds to finance the construction or acquisition and rehabilitation of affordable rental housing. Under applicable Treasury Regulations, any apartment project financed with tax-exempt bonds must set aside a percentage of its total rental units for occupancy by tenants whose incomes do not exceed stated percentages of the median income in the local area. In each case, the balance of the rental units in the apartment project may be rented at market rates. With respect to private activity bonds issued under Code Section 142(d), the owner of the apartment project may elect, at the time the bonds are issued, whether the set aside will be 20% of the units for tenants making less than 50% of area median income (as adjusted for household size) or 40% of the units for tenants making less than 60% of the area median income (as adjusted for household size). Multifamily housing bonds that were issued prior to the Tax Reform Act of 1986 (so called “80/20” bonds) require that 20% of the rental units be set aside for tenants whose income does not exceed 80% of the area median income, without adjustment for household size.

We expect that many of the private activity housing bonds that we evaluate for acquisition will be issued in conjunction with the syndication of Low Income Housing Tax Credits under Section 42 of the Code (“LIHTCs”) by the owner of the financed apartment project. LIHTC projects often require that up to 100% of the rental units in the project be set aside for tenants whose incomes do not exceed stated percentages of the median income in the local area. In addition, rental rates which can be charged at LIHTC projects are limited.

Financing Strategy

We have financed acquisitions of additional revenue bonds through a securitization transaction offered through the Merrill Lynch proprietary residual interest tax-exempt securities and puttable floating option tax-exempt receipts “P-Float” program. In a securitization transaction, we deposit a tax-exempt mortgage revenue bond into a trust which issues two types of securities, senior securities (“P-Floats”) and subordinated residual interest securities (“RITES”). The P-Floats are floating-rate securities representing a beneficial ownership interest in the outstanding principal and interest of the tax-exempt mortgage revenue bond credit-enhanced by Merrill Lynch (or a Merrill Lynch affiliate) and sold to institutional investors. We receive the net proceeds from the sale of the P-Floats and may use these funds to make additional investments. The RITES are issued to us and represent a beneficial ownership interest in the remaining interest on the underlying tax-exempt mortgage revenue bond. We maintain a call right on the senior P-Float securities and this allows us to collapse the trusts and retain a level of control over the underlying revenue bond. The call price of a P-Float is equal to its par amount plus 10% of any increase in the market value of the underlying revenue bonds. We account for these transactions as secured borrowings, and they, in effect, provide us with variable-rate financing. Accordingly, we record these senior certificates as debt financing, the revenue bonds as investment securities held in trust, and the RITES as investment securities.

Executive Compensation

Neither the Company nor its general partner has any employees, executive officers or directors. However, services are provided to us by employees and officers of The Burlington Capital Group L.L.C. (“Burlington”) which is the general partner of our general partner. Under the terms of our Partnership Agreement, neither our general partner nor Burlington is allowed to be reimbursed by us for any compensation paid by Burlington to its officers. Accordingly, we do not pay compensation of any nature to the persons who effectively act as our executive officers.

The Board of Managers of Burlington effectively acts as our board of directors. Although Burlington is not a public company and its securities are not listed on any stock market or otherwise publicly traded, its Board of Managers is constituted in a manner that complies with the rules of the Securities and Exchange Commission (“SEC”) and the Nasdaq Stock Market related to public companies with securities listed on the Nasdaq Global Market in order for the Company and its shares to comply with these rules. Among other things, a majority of the Board of Managers of Burlington consists of managers who meet the definitions of independence under the rules of the SEC and the Nasdaq Stock Market. These independent managers are Patrick J. Jung, Mariann Byerwalter, Martin M. Massengale, Clayton Yeutter, William S. Carter and James O. Ellis. During 2006, we paid Burlington a total of $92,167 in order to reimburse it for a portion of the fees it pays to these six independent directors. We did not pay any other compensation of any nature to any of the managers of Burlington or reimburse Burlington for any other amounts representing compensation to its Board of Managers.

Recent Developments

On August 24, 2006, we sold our beneficial interest in Northwood Lakes Apartments Multifamily Housing Revenue Refunding Bonds, Series 2004B to Northwoods Lake Partners, LLC at par value plus accrued interest of approximately $20,000, resulting in total proceeds to the Company of approximately $6,170,000. The property financed by our mortgage revenue bonds, Northwood Lakes Apartments in Duluth, Georgia, was required to be consolidated into our financial statements under FIN 46R. Immediately preceding the sale of our Series B Bonds, the owner of the property completed the sale of the property, resulting in approximately $4.3 million of net cash proceeds. These net proceeds realized from the sale of the property were applied by the property owner against accumulated tax-exempt contingent interest earned by us on our bonds. The sale of the bonds plus the receipt of accumulated contingent interest resulted in total cash to us of approximately $10.4 million.

In April 2006, we acquired $6.8 million of tax-exempt revenue bonds issued to provide construction and permanent financing for a 144-unit multifamily apartment complex in Gainesville, Texas known as Bella Vista Apartments. The apartment complex is currently under construction, with an estimated completion date of April 2007. The bonds earn an annual interest rate of 6.15%, with semiannual interest payments and a stated maturity date of April 1, 2046. The bonds are secured by a construction performance guarantee during the construction period by a third-party guarantor. We have determined that the company that owns Bella Vista Apartments does not meet the definition of a “variable interest entity.” As a result, we will not be required to be consolidate financial statements of this company into our consolidated financial statements under FIN 46R. The Bella Vista bonds were acquired with a portion of the proceeds realized from the sale of Clear Lake Colony Apartments discussed below.

On November 10, 2005, we sold Clear Lake Colony Apartments, a 316-unit multifamily housing project located in West Palm Beach, Florida, for a sales price of $33,500,000. Because the owner of the property defaulted on its obligations under the $16,000,000 of Multi-Family Housing Revenue Refunding Bonds — Series 2000A that were issued to us to finance this property, we acquired sole ownership of the property by way of deed in lieu of foreclosure immediately prior to the sale. We held all of these bonds. The sale resulted in a gain to us for book and tax purposes of approximately $12,400,000. In conjunction with the Clear Lake transaction, we made a special distribution of $3.5 million to our shareholders and our general partner which was classified as Tier 2 Net Residual Proceeds under the terms of our Partnership Agreement. As this was a Tier 2 distribution, approximately $2.6 million or 75% of the total distribution was paid to shareholders of record as of November 30, 2005 and approximately $0.9 million was paid to our general partner. In addition to the one-time distribution to BUC holders and the general partner, a portion of the proceeds was used to pay $359,000 of deferred administrative fees to the general partner. The general partner has deferred payment of these administrative fees without interest since 1989. Due to the gain realized on this transaction, the general partner now has elected to receive these previously earned fees. The remaining proceeds from the sale of the Clear Lake Colony Apartments will be reinvested in accordance with our investment strategy.

General Information

We are a Delaware limited partnership. Our general partner is America First Capital Associates Limited Partnership 2, which is a subsidiary of Burlington. Since 1984, Burlington (which was known as America First Companies L.L.C. until 2005) has specialized in the management of investment funds, many of which were formed to acquire real estate investments such as tax-exempt mortgage revenue bonds, mortgage securities and multifamily real estate properties. Burlington maintains its principal executive offices at 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, and its telephone number is (402) 444-1630.

We do not have any employees of our own. Employees of Burlington, acting through our general partner, are responsible for our operations and we reimburse Burlington for the allocated salaries and benefits of these employees and for other expenses it incurs in running our business operations. In connection with the operation of the Company, our general partner is entitled to an administrative fee in an amount equal to 0.45% per annum of principal amount of the revenue bonds, other tax-exempt investments and taxable mortgage loans held by the Company. Nine of the tax-exempt revenue bonds held by the Company provide for the payment of this administrative fee to the general partner by the owner of the financed property. When the administrative fee is payable a property owner, it is subordinated to the payment of all base interest to the Company on the tax-exempt revenue bond on that property. Our Partnership Agreement provides that the administrative fee will be paid directly by the Company with respect to any investments for which the administrative fee is not payable by the property owner or a third party. In addition, our Partnership Agreement provides that the Company will pay the administrative fee to the general partner with respect to any foreclosed mortgage bonds.

Our general partner or its affiliates may also earn mortgage placement fees in connection with the identification and evaluation of additional investments that we acquire. Any mortgage placement fees will be paid by the owners of the properties financed by the acquired mortgage revenue bonds out of bond proceeds. The amount of mortgage placement fees, if any, will be subject to negotiation between the general partner or its affiliates and such property owners.

America First Properties Management Company, L.L.C. (“Properties Management”) is an affiliate of Burlington that is engaged in the management of apartment complexes. Properties Management currently manages eight of the properties financed by the Company. Properties Management may also seek to become the manager of apartment complexes financed by additional mortgage bonds acquired by the Company, subject to negotiation with the owners of such properties. If the Company acquires ownership of any property through foreclosure of a revenue bond, Properties Management may provide property management services for such property and, in such case, the Company will pay Properties Management its fees for such services.

Our sole limited partner is America First Fiduciary Corporation Number Five, a Nebraska corporation. Our shares, which are referred to as “beneficial unit certificates” or “BUCs” in our Partnership Agreement, represent assignments by the sole limited partner of its rights and obligations as a limited partner.

We are a partnership for federal income tax purposes. This means that we do not pay federal income taxes on our income. Instead, all of our profits and losses are allocated to our partners, including the holders of shares, under the terms of our Partnership Agreement. In addition, a majority of our income consists of tax-exempt interest income. See “U.S. FEDERAL INCOME TAX CONSIDERATIONS.”

USE OF PROCEEDS

We intend to use the net proceeds of this offering primarily to acquire additional tax-exempt mortgage revenue bonds and other investments meeting our investment criteria. Any remaining net proceeds will be used for general business purposes, including reduction in our indebtedness.

RISK FACTORS

An investment in our shares involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus and any accompanying prospectus supplement. If any of the risks discussed in this prospectus or such prospectus supplement actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the amount of cash distributions we pay on the shares may be reduced, the trading price of the shares could decline and you may lose all or part of your investment.

The receipt of interest and principal payments on our tax-exempt mortgage revenue bonds will be affected by the economic results of the underlying multifamily properties.

Although our tax-exempt mortgage revenue bonds are issued by state or local housing authorities, they are not obligations of these governmental entities and are not backed by any taxing authority. Instead, each of these revenue bonds is backed by a non-recourse loan made to the owner of the underlying apartment complex and is secured by a first mortgage lien on the property. Because of the non-recourse nature of the underlying mortgage loans, the sole source of cash to pay base and contingent interest on the revenue bond, and to ultimately pay the principal amount of the bond, is the net cash flow generated by the operation of the financed property and the net proceeds from the ultimate sale or refinancing of the property. This makes our investments in these mortgage revenue bonds subject to the kinds of risks usually associated with direct investments in multifamily real estate. If a property is unable to sustain net cash flow at a level necessary to pay its debt service obligations on our tax-exempt mortgage revenue bond on the property, a default may occur. Net cash flow and net sale proceeds from a particular property are applied only to debt service payments of the particular mortgage revenue bond secured by that property and are not available to satisfy debt service obligations on other mortgage revenue bonds that we hold. In addition, the value of a property at the time of its sale or refinancing will be a direct function of its perceived future profitability. Therefore, the amount of base and contingent interest that we earn on our mortgage revenue bonds, and whether or not we will receive the entire principal balance of the bonds as and when due, will depend to a large degree on the economic results of the underlying apartment complexes.

The net cash flow from the operation of a property may be affected by many things, such as the number of tenants, the rental rates, operating expenses, the cost of repairs and maintenance, taxes, government regulation, competition from other apartment complexes, mortgage rates for single-family housing and general and local economic conditions. In most of the markets in which the properties financed by our bonds are located, there is significant competition from other apartment complexes and from single-family housing that is either owned or leased by potential tenants. Low mortgage interest rates make single-family housing more accessible to persons who may otherwise rent apartments.

In the event of a default on a mortgage revenue bond (or a taxable loan on the same property), we will have the right to foreclose on the mortgage or deed of trust securing the property. If we take ownership of the property securing a defaulted revenue bond or taxable loan, we will be entitled to all net cash flow generated by the property. However, such amounts will no longer represent tax-exempt interest to us.

The value of the properties is the only source of repayment of our tax-exempt mortgage revenue bonds.

The principal of most of our tax-exempt mortgage revenue bonds does not fully amortize over their terms. This means that all or some of the balance of the mortgage loans underlying these bonds will be repaid as a lump-sum “balloon” payment at the end of the term. The ability of the property owners to repay the mortgage loans with balloon payments is dependent upon their ability to sell the properties securing our tax-exempt mortgage revenue bonds or obtain adequate refinancing. The mortgage revenue bonds are not personal obligations of the property owners, and we rely solely on the value of the properties securing these bonds for security. Similarly, if a tax-exempt mortgage revenue bond goes into default, our only recourse is to foreclose on the underlying multifamily property. If the value of the underlying property securing the bond is less than the outstanding principal balance and accrued interest on the bond, we will suffer a loss.

In the event a property securing a tax-exempt mortgage revenue bond is not sold prior to the maturity or remarketing of the bond, any contingent interest payable from the net sale or refinancing proceeds of the underlying property will be determined on the basis of the appraised value of the underlying property. Real estate appraisals represent only an estimate of the value of the property being appraised and are based on subjective determinations, such as the extent to which the properties used for comparison purposes are comparable to the property being evaluated and the rate at which a prospective purchaser would capitalize the cash flow of the property to determine a purchase price. Accordingly, such appraisals may result in us realizing less contingent interest from a tax-exempt mortgage revenue bond than we would have realized had the underlying property been sold.

There is additional credit risk when we make a taxable loan on a property.

Taxable mortgage loans which we make to owners of the properties which secure mortgage revenue bonds held by us are non-recourse obligations of the property owner. As a result, the sole source of principal and interest payments on these taxable loans is the net cash flow generated by these properties or the net proceeds from the sale of these properties. The net cash flow from the operation of a property may be affected by many things as discussed above. If a property is unable to sustain net cash flow at a level necessary to pay current debt service obligations on our taxable loan on such property, a default may occur. In addition, any payment of principal and interest on a taxable loan on a particular property will be subordinate to payment of all principal and interest (including contingent interest) on the mortgage revenue bond secured by the same property. As a result, there may be a higher risk of default on the taxable loans than on the mortgage revenue bonds.

The properties financed by our tax-exempt bonds are not completely insured against damages from hurricanes and other major storms.

Three of the multifamily housing properties financed by tax-exempt bonds held by the Partnership are located in Florida in areas that are prone to damage from hurricanes and other major storms. Due to the significant losses incurred by insurance companies on policies written on properties in Florida damaged by hurricanes, property and casualty insurers in Florida have modified their approach to underwriting policies. As a result, the owners of these Florida properties now assume the risk of first loss on a larger percentage of their property’s value. If any of these properties were damaged in a hurricane or other major storm, the losses incurred could be significant and would reduce the cash flow available to pay base or contingent interest on the Partnership’s tax-exempt bonds collateralized by these properties. In general, the current insurance policies on these properties carry a 3% deductible on the insurable value of the properties. The current insurable value of the Florida properties is approximately $51.4 million.

We may suffer adverse consequences from changing interest rates.

We have financed the acquisition of some of our assets using variable-rate debt financing. The interest that we pay on this financing fluctuates with a specific interest rate index. If the interest rate index increases, our interest expense will increase. This will reduce the amount of cash we have available for distribution and may affect the market value of our shares.

An increase in interest rates could also decrease the value of our tax-exempt mortgage bonds. A decrease in the value of our tax-exempt mortgage revenue bonds could cause the debt financing counterparty to demand additional collateral. If additional collateral is not available, the debt financing could be terminated and some or all of the bonds collateralizing such financing may be sold to repay the debt. In that case, we lose the net interest income from these bonds. A decrease in the value of our tax-exempt mortgage revenue bonds could also decrease the amount we could realize on the sale of our investments and would decrease the amount of funds available for distribution to our shareholders.

There are risks associated with our participation in the P-Float program.

In order to obtain debt financing, we have securitized many of our tax-exempt mortgage revenue bonds through the Merrill Lynch P-Float program. Under this program, we deposit a tax-exempt mortgage revenue bond into a trust which issues a senior P-Float to an institutional investor and a residual interest to us. The trust pays interest on the P-Floats and the residual interest from the interest payments received on the underlying tax-exempt mortgage revenue bond. If the trust is unable to pay the full amount of interest due on the P-Float, a default will occur. In addition, if the value of the mortgage revenue bond and any other collateral declines below a specified level, a default will occur. In such event, the trust could be terminated and some or all of the bonds pledged as collateral may be sold to satisfy the debt.

In this program, the senior interests sold are credit-enhanced by Merrill Lynch or its affiliate. The inability of Merrill Lynch or its affiliate to perform under the program or impairment of the credit-enhancement may terminate the transaction and cause us to lose the net interest income earned as a result.

By using the P-Float program for debt financing, we forego a portion of the interest we would have received on our existing tax-exempt mortgage revenue bonds. If we are unable to reinvest the proceeds from this borrowing in investments that generate a greater amount of interest, the amount of net interest income that we receive may decline.

Our tax-exempt mortgage revenue bonds are illiquid assets and their value may decrease.

The majority of our assets consist of our tax-exempt mortgage revenue bonds. These mortgage revenue bonds are relatively illiquid, and there is no existing trading market for these mortgage revenue bonds. As a result, there are no market makers, price quotations or other indications of a developed trading market for these mortgage revenue bonds. In addition, no rating has been issued on any of the existing mortgage revenue bonds and we do not expect to obtain ratings on mortgage revenue bonds we may acquire in the future. Accordingly, any buyer of these mortgage revenue bonds would need to perform its own due diligence prior to a purchase. As a result, our ability to sell our tax-exempt mortgage revenue bonds, and the price we may receive upon their sale, will be affected by the number of potential buyers, the number of similar securities on the market at the time and a number of other market conditions. As a result, such a sale could result in a loss to us.

We could be adversely affected if counterparties are unable to fulfill their obligations under our derivative agreements.

We have used interest rate swaps and caps to help us mitigate our interest rate risks. However, these derivative transactions do not fully insulate us from the interest rate risks to which we are exposed. We cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in those transactions, thus, we may be required to maintain a position until exercise or expiration, which could result in losses. Moreover, the derivative instruments are required to be marked to market with the difference recognized in earnings as interest expense which can result in significant volatility to reported net income over the term of these instruments. The counterparty to certain of these agreements has the right to convert them to fixed-rate agreements, and it is possible that such a conversion could result in our paying more interest than we would under our variable-rate financing. There is also a risk that a counterparty to such agreements will be unable to perform its obligations under the agreement.

The rent restrictions and occupant income limitations imposed on properties financed by tax-exempt mortgage revenue bonds may limit the revenues of the properties financed by our tax-exempt mortgage revenue bonds.

All of the properties securing our tax-exempt mortgage revenue bonds are subject to certain federal, state and/or local requirements with respect to the permissible income of their tenants. Since federal subsidies are not generally available on these properties, rents must be charged on a designated portion of the units at a level to permit these units to be continuously occupied by low or moderate income persons or families. As a result, these rents may not be sufficient to cover all operating costs with respect to these units and debt service on the applicable tax-exempt mortgage revenue bond. This may force the property owner to charge rents on the remaining units that are higher than they would be otherwise and may, therefore, exceed competitive rents which may adversely affect the occupancy rate of a property securing an investment and the property owner’s ability to service its debt.

The properties securing our revenue bonds may be subject to liability for environmental contamination and thereby increase the risk of default on such bonds.

The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot assure you that the properties that secure our revenue bonds, or any additional revenue bonds we acquire in the future, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of a property, causing the property owner to default on the revenue bond secured by the property.

Any future issuances of additional shares could cause their market value to decline.

We have the authority to issue additional shares representing assigned limited partner interests in the Company, and we plan to issue such shares from time to time. The issuance of additional shares could cause dilution of the existing shares and a decrease in the market price of the shares.

The Company is not registered under the Investment Company Act.

The Company is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”) because it operates under an exemption therefrom. As a result, none of the protections of the Investment Company Act (disinterested directors, custody requirements for securities, and regulation of the relationship between a fund and its advisor) will be applicable to the Company.

The Company engages in transactions with related parties.

Each of the executive officers of Burlington and four of the managers of Burlington hold equity positions in Burlington. A subsidiary of Burlington acts as our general partner and manages our investments and performs administrative services for us and earns certain fees that are either paid by the properties financed by our tax-exempt mortgage revenue bonds or by us. Another subsidiary of Burlington provides on-site management for many of the multifamily apartment properties that underlie our tax-exempt bonds and earns fees from the property owners based on the gross revenues of these properties. The shareholders of the limited-purpose corporations which own five of the apartment properties financed with tax-exempt bonds and taxable loans held by the Company are employees of Burlington who are not involved in the operation or management of the Company and who are not executive officers or managers of Burlington. Because of these relationships, our agreements with Burlington and its subsidiaries are related-party transactions. By their nature, related-party transactions may not be considered to have been negotiated at arm’s-length. These relationships may also cause a conflict of interest in other situations where we are negotiating with Burlington.

Shareholders may incur tax liability if any of the interest on our tax-exempt mortgage revenue bonds is determined to be taxable.

Certain of our tax-exempt mortgage revenue bonds bear interest at rates which include contingent interest. Payment of the contingent interest depends on the amount of net cash flow generated by, and net proceeds realized from a sale of, the property securing the bond. Due to this contingent interest feature, an issue may arise as to whether the relationship between the property owner and us is that of debtor and creditor or whether we are engaged in a partnership or joint venture with the property owner. If the IRS were to determine that tax-exempt mortgage revenue bonds represented an equity investment in the underlying property, the interest paid to us could be viewed as a taxable return on such investment and would not qualify as tax-exempt interest for federal income tax purposes. We have obtained unqualified legal opinions to the effect that interest on our tax-exempt mortgage revenue bonds is excludable from gross income for federal income tax purposes which opinions provide that interest paid to a “substantial user” or “related person” (each as defined in the Internal Revenue Code” is not exempt from federal income taxation. However, these legal opinions have no binding effect on the IRS or the courts, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. In addition, the tax-exempt status of the interest paid on our tax-exempt mortgage revenue bonds is subject to compliance by the underlying properties, and the owners thereof, with the bond documents and covenants required by the bond-issuing authority and the Internal Revenue Code. Among these requirements are tenant income restrictions, regulatory agreement compliance, reporting requirements, use of proceeds restrictions and compliance with rules pertaining to arbitrage. Each issuer of the revenue bonds, as well as each of the underlying property owners/borrowers, has covenanted to comply with procedures and guidelines designed to ensure satisfaction with the continuing requirements of the Internal Revenue Code. Failure to comply with these continuing requirements of the Internal Revenue Code may cause the interest on our bonds to be includable in gross income for federal income tax purposes retroactively to the date of issuance, regardless of when such noncompliance occurs. In addition, we hold residual interests issued in securitization programs which hold tax-exempt mortgage revenue bonds, such as the P-Floats/RITES program, which entitle us to a share of the tax-exempt interest of these mortgage revenue bonds. It is possible that the characterization of the residual interest in the P-Floats/RITES program could be challenged and the income that we receive through these instruments could be treated as ordinary taxable income includable in our gross income for federal tax purposes. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our shareholders. It cannot be predicted whether, when, in what forms or with what effective dates the tax law applicable to us will be changed.

Not all of the interest income of the Company is exempt from taxation.

We have made, and may make in the future, taxable mortgage loans to the owners of properties which are secured by tax-exempt mortgage revenue bonds that we hold. Shareholders will be taxed on their allocable share of this taxable interest income. In any case that interest earned by the Company is taxable, a shareholder’s allocable share of this taxable interest income will be taxable to the shareholder regardless of whether an amount of cash equal to such allocable share is actually distributed to the shareholder.

If the Company was determined not to be a partnership for tax purposes, it will have adverse economic consequences for the Company and its shareholders.

We are a Delaware limited partnership and have chosen to operate as a partnership for federal income tax purposes. As a partnership, to the extent we generate taxable income, shareholders will be individually liable for income tax on their proportionate share of this taxable income, whether or not we make cash distributions. The ability of shareholders to deduct their proportionate share of the losses and expenses we generate will be limited in certain cases, and certain transactions may result in the triggering of the Alternative Minimum Tax for shareholders who are individuals.

If the Company is classified as an association taxable as a corporation rather than as a partnership, we will be taxed on our taxable income, if any, and all distributions made by us to our shareholders would constitute ordinary dividend income taxable to such shareholders to the extent of our earnings and profits, which would include tax-exempt income, as well as any taxable income we might have, and the payment of these dividends would not be deductible by us. The listing of the Company’s shares for trading on the Nasdaq Global Market causes the Company to be treated as a “publicly traded partnership” under Section 7704 of the Code. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its gross income is “qualifying” income. Qualifying income includes interest, dividends, real property rents, gain from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends and certain other items. Substantially all of the Company’s gross income will continue to be tax-exempt interest income on mortgage bonds. While we believe that all of this interest income is qualifying income, it is possible that some or all of our income could be determined not to be qualifying income. In such a case, if more than 10% of our annual gross income in any year is not qualifying income, the Company will be taxable as a corporation rather than a partnership for federal income tax purposes. We have not received, and do not intend to seek, a ruling from the Internal Revenue Service regarding our status as a partnership for tax purposes. See “U.S. FEDERAL INCOME TAX CONSIDERATIONS.”

Prospective subscribers are urged to consult with their own tax advisors regarding the potential tax consequences of an investment in the Company prior to purchasing shares.

TERMS OF THE PARTNERSHIP AGREEMENT

General

The rights and obligations of our general partner and our shareholders are set forth in our Agreement of Limited Partnership dated December 31, 1998 (the “Partnership Agreement”). The following is a summary of the Partnership Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the Partnership Agreement, the form of which is attached as Appendix A to this prospectus and is incorporated by reference herein.

Management

Under the terms of the Partnership Agreement, our general partner has full, complete and exclusive authority to manage and control the business affairs of the Company. Such authority specifically includes, but is not limited to, the power to (i) acquire, hold, refund, reissue, remarket, securitize, transfer, foreclose upon, sell or otherwise deal with the investments of the Company, (ii) issue additional shares, borrow money and issue evidences of indebtedness, and (iii) apply the proceeds from the sale or the issuance of additional shares to the acquisition of additional revenue bonds (and associated taxable mortgages) and other types of tax-exempt securities. The Partnership Agreement provides that the general partner and its affiliates may and shall have the right to provide goods and services to the Company subject to certain conditions. The Partnership Agreement also imposes certain limitations on the authority of the general partner, including restrictions on the ability of the general partner to dissolve the Company without the consent of a majority in interest of the shareholders.

Other than certain limited voting rights discussed under “Voting Rights,” the shareholders do not have any authority to transact business for, or participate in the management of, the Company. The only recourse available to shareholders in the event that the general partner takes actions with respect to the business of the Company with which shareholders do not agree is to vote to remove the general partner and admit a substitute general partner. See “Removal or Withdrawal of the General Partner” below.

Allocations and Distributions

Net Interest Income.

The Partnership Agreement provides that all Net Interest Income generated by the Company that is not contingent interest will be distributed 99% to shareholders and 1% to the general partner. During the year ended December 31, 2005 and the nine months ended September 30, 2006, the general partner received total distributions of Net Interest Income of approximately $54,000 and $40,000, respectively. In addition, the Partnership Agreement provides that the general partner is entitled to 25% of Net Interest Income representing contingent interest up to a maximum amount equal to 0.9% per annum of the principal amount of all mortgage bonds held by the Company, as the case may be. During the year ended December 31, 2005, the general partner received total distributions of Net Interest Income representing contingent interest of approximately $0.9 million. During the nine months ended September 30, 2006, the general partner received no distributions of Net Interest Income representing contingent interest.

Interest Income of the Company includes all cash receipts except for (i) capital contributions, (ii) Residual Proceeds or (iii) the proceeds of any loan or the refinancing of any loan. “Net Interest Income” of the Company means all Interest Income plus any amount released from the Reserve for distribution less expenses and debt service payments and any amount deposited in the Reserve or used or held for the acquisition of additional tax-exempt bonds.

Net Residual Proceeds.

The Partnership Agreement provides that Net Residual Proceeds (whether representing a return of principal or contingent interest) will be distributed 100% to the shareholders, except that 25% of Net Residual Proceeds representing contingent interest will be distributed to the general partner until it receives a maximum amount per annum (when combined with all distributions to it of Net Interest Income representing contingent interest during the year) equal to 0.9% of the principal amount of the Company’s mortgage bonds. Under the terms of the Partnership Agreement, “Residual Proceeds” means all amounts received by the Company upon the sale of any asset or from the repayment of principal of any bond. “Net Residual Proceeds” means, with respect to any distribution period, all Residual Proceeds received by the Company during such distribution period, plus any amounts released from the Reserve for distribution less all expenses that are directly attributable to the sale of an asset, amounts used to discharge indebtedness and any amount deposited in the Reserve or used or held for the acquisition of additional tax-exempt bonds. In connection with the sale of Clear Lake Apartment in 2005, the Company made a special distribution of $3.5 million of the Net Residual Proceeds, of which approximately $0.9 million was paid to the general partner. No other distributions of Net Residual Proceeds have been made by the Company. Notwithstanding its authority to invest Residual Proceeds in additional revenue bonds, the general partner does not intend to use this authority to acquire additional bonds indefinitely without distributing Net Residual Proceeds to the shareholders. Rather, it is designed to afford the general partner the ability to increase the income-generating investments of the Company in order to potentially increase the Net Interest Income from, and value of, the Company.

Distributions upon Liquidation.

The term of the Company expires on December 31, 2050 unless terminated earlier as provided in the Partnership Agreement. Upon the dissolution of the Company, the proceeds from the liquidation of its assets will be first applied to the payment of the obligations and liabilities of the Company and the establishment of any reserve therefor as the general partner determines to be necessary and then distributed to the general partner and the shareholders in proportion to, and to the extent of, their respective capital account balances and then in the same manner as Net Residual Proceeds.

Timing of Cash Distributions.

The Company currently makes quarterly cash distributions to shareholders. However, the Partnership Agreement allows the general partner to elect to make cash distributions on a more or less frequent basis. Regardless of the distribution period selected by the general partner, cash distributions must be made within 60 days of the end of each such period.

Allocation of Income and Losses.

Income and losses from operations will be allocated 99% to the shareholders and 1% to the general partner. Income arising from a sale of or liquidation of the Company’s assets will be first allocated to the general partner in an amount equal to the Net Residual Proceeds or liquidation proceeds distributed to the general partner from such transaction, and the balance will be distributed to the shareholders. Losses from a sale of a property or from a liquidation of the Company will be allocated among the general partner and the shareholders in the same manner as the Net Residual Proceeds or liquidation proceeds from such transaction are distributed.

Allocation Among Shareholders.

Income and losses will be allocated on a monthly basis to the shareholders of record as of the last day of a month. If a shareholder is recognized as the record holder of shares on such date, such shareholder will be allocated all income and losses for such month. Cash distributions will be made to the shareholders of record as of the last day of each distribution period. If the Company recognizes a transfer prior to the end of a distribution period, the transferee will be deemed to be the holder for the entire distribution period and will receive the entire cash distribution for such period. Accordingly, if the general partner selects a quarterly or semiannual distribution period, the transferor of shares during such a distribution period may be recognized as the record holder of the shares at the end of one or more months during such period and be allocated income or losses for such months but not be recognized as the record holder of the shares at the end of the period and, therefore, not be entitled to a cash distribution for such period. The general partner retains the right to change the method by which income and losses of the Company will be allocated between buyers and sellers of shares during a distribution period based on consultation with tax counsel and accountants. However, no change may be made in the method of allocation of income or losses without written notice to the shareholders at least 10 days prior to the proposed effectiveness of such change unless otherwise required by law.

Payments to the General Partner

Fees.

In addition to its share of Net Interest Income and Net Residual Proceeds and reimbursement for expenses, the general partner will be entitled to an administrative fee in an amount equal to 0.45% per annum of principal amount of the revenue bonds, other tax-exempt investments and taxable mortgage loans held by the Company. In general, the administrative fee will be payable by the owners of the properties financed by the revenue bonds held by the Company but will be subordinate to the payment of all base interest to the Company on the bonds. Nine of the revenue bonds held by the Company provide for the payment of this administrative fee to the general partner by the owner of the financed property. The general partner may seek to negotiate the payment of the administrative fee in connection with the acquisition of additional revenue bonds by the Company by the owner of the financed property or by another third party. However, the Partnership Agreement provides that the administrative fee will be paid directly by the Company with respect to any investments for which the administrative fee is not payable by a third party. In addition, the Partnership Agreement provides that the Company will pay the administrative fee to the general partner with respect to any foreclosed mortgage bonds.

Reimbursement of Expenses.

In addition to the allocation of profits, losses and cash distributions to the general partner, the Company will reimburse the general partner or its affiliates on a monthly basis for the actual out-of-pocket costs of direct telephone and travel expenses incurred in connection with the business of the Company, direct out-of-pocket fees, expenses and charges paid to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing and public relations services, expenses of preparing and distributing reports to shareholders, an allocable portion of the salaries and fringe benefits of non-officer employees of Burlington, insurance premiums (including premiums for liability insurance that will cover the Company, the general partner and Burlington), the cost of compliance with all state and federal regulatory requirements and Nasdaq listing fees and charges and other payments to third parties for services rendered to the Company. The general partner will also be reimbursed for any expenses it incurs acting as tax matters partner for the Company. The Company will not reimburse the general partner or its affiliates for the travel expenses of the president of Burlington or for any items of general overhead. The Company will not reimburse the general partner or Burlington for any salaries or fringe benefits of any of the executive officers of Burlington. The Company’s independent accountants are required to verify that any reimbursements received by the general partner from the Company were for expenses incurred by the general partner or its affiliates in connection with the conduct of the business and affairs of the Company or the acquisition and management of its assets and were otherwise permissible reimbursements under the terms of the Partnership Agreement. The annual report to shareholders is required to itemize the amounts reimbursed to the general partner and its affiliates.

Payments for Goods and Services.

The Partnership Agreement provides that the general partner and its affiliates may provide goods and services to the Company. The provision of any goods and services by the general partner or its affiliates to the Company must be part of their ordinary and ongoing business in which it or they have previously engaged, independent of the activities of the Company, and such goods and services shall be reasonable for and necessary to the Company, shall actually be furnished to the Company and shall be provided at the lower of the actual cost of such goods or services or the competitive price charged for such goods or services for comparable goods and services by independent parties in the same geographic location. All goods and services provided by the general partner or any affiliates must be rendered pursuant to a written contract containing a clause allowing termination without penalty on 60 days’ notice to the general partner by the vote of the majority in interest of the shareholders. Payment made to the general partner or any affiliate for goods and services must be fully disclosed to shareholders. The general partner does not currently provide goods and services to the Company other than its services as general partner. If the Company acquires ownership of any property through foreclosure of a revenue bond, an affiliate of the general partner may provide property management services for such property and, in such case, the Company will pay such its fees for such services. Under the Partnership Agreement, such property management fees may not exceed the lesser of (i) the fees charged by unaffiliated property managers in the same geographic area or (ii) 5% of the gross revenues of the managed property.

Issuance of Additional Shares

The Partnership Agreement provides that the general partner may cause the Company to issue additional shares from time to time on such terms and conditions as it shall determine.

Liability of Partners and Shareholders

Under the Delaware Act and the terms of the Partnership Agreement, the general partner will be liable to third parties for all general obligations of the Company to the extent not paid by the Company. However, the Partnership Agreement provides that the general partner has no liability to the Company for any act or omission reasonably believed to be within the scope of authority conferred by the Partnership Agreement and in the best interest of the Company, provided that the course of conduct giving rise to the threatened, pending or completed claim, action or suit did not constitute fraud, bad faith, negligence, misconduct or a breach of its fiduciary obligations to the shareholders. Therefore, shareholders may have a more limited right of action against the general partner than they would have absent those limitations in the Partnership Agreement. The Partnership Agreement also provides for indemnification of the general partner and its affiliates by the Company for certain liabilities that the general partner and its affiliates may incur under the Securities Act of 1933, as amended, and in dealings with the Company and third parties on behalf of the Company. To the extent that the provisions of the Partnership Agreement include indemnification for liabilities arising under the Securities Act of 1933, as amended, such provisions are, in the opinion of the Securities and Exchange Commission, against public policy and, therefore, unenforceable.

No shareholder will be personally liable for the debts, liabilities, contracts or any other obligations of the Company unless, in addition to the exercise of his rights and powers as a shareholder, he takes part in the control of the business of the Company. It should be noted, however, that the Delaware Act prohibits a limited partnership from making a distribution that causes the liabilities of the limited partnership to exceed the fair value of its assets. Any limited partner who receives a distribution knowing that the distribution was made in violation of this provision of the Delaware Act is liable to the limited partnership for the amount of the distribution. This provision of the Delaware Act probably applies to shareholders as well as to the sole limited partner of the Company. In any event, the Partnership Agreement provides that to the extent our sole limited partner is required to return any distributions or repay any amount by law or pursuant to the Partnership Agreement, each shareholder who has received any portion of such distributions is required to repay his proportionate share of such distribution to our sole limited partner immediately upon notice by the sole limited partner to such shareholder. Furthermore, the Partnership Agreement allows the general partner to withhold future distributions to shareholders until the amount so withheld equals the amount required to be returned by the sole limited partner. Because shares are transferable, it is possible that distributions may be withheld from a shareholder who did not receive the distribution required to be returned.

Voting Rights

The Partnership Agreement provides that the sole limited partner will vote its limited partnership interests as directed by the shareholders. Accordingly, the shareholders, by vote of a majority in interest thereof, may:

(i) amend the Partnership Agreement (provided that the concurrence of the general partner is required for any amendment that modifies the compensation or distributions to which the general partner is entitled or that affects the duties of the general partner);

(ii) dissolve the Company;

(iii) remove any general partner and consent to the admission of a successor general partner; or

(iv) terminate an agreement under which the general partner provides goods and services to the Company.

In addition, without the consent of a majority in interest of the shareholders, the general partner may not, among other things:

(i) sell or otherwise dispose of all or substantially all of the assets of the Company in a single transaction (provided that the general partner may sell the last property owned by the Company without such consent);

(ii) elect to dissolve the Company; or

(iii) admit an additional general partner.

The general partner may at any time call a meeting of the shareholders, call for a vote without a meeting of the shareholders or otherwise solicit the consent of the shareholders and is required to call such a meeting or vote or solicit consents following receipt of a written request therefor signed by 10% or more in interest of the shareholders. The Company does not intend to hold annual or other periodic meetings of shareholders. Although the Partnership Agreement permits the consent of the shareholders to be given after the act is done with respect to which the consent is solicited, the general partner does not intend to act without the prior consent of the shareholders, in such cases where consent of the shareholders is required, except in extraordinary circumstances where inaction may have a material adverse effect on the interest of the shareholders.

Reports

Within 120 days after the end of the fiscal year, the general partner will distribute a report to shareholders that shall include (i) financial statements of the Company for such year that have been audited by the Company’s independent public accountant, (ii) a report of the activities of the Company during such year and (iii) a statement (which need not be audited) showing distributions of Net Interest Income and Net Residual Proceeds. The annual report will also include a detailed statement of the amounts of fees and expense reimbursements paid to the general partner and its affiliates by the Company during the fiscal year.

Within 60 days after the end of the first three quarters of each fiscal year, the general partner will distribute a report that shall include (i) unaudited financial statements of the Company for such quarter, (ii) a report of the activities of the Company during such quarter and (iii) a statement showing distributions of Net Interest Income and Net Residual Proceeds during such quarter.

The Company will also provide shareholders with a report on Form K-1 or other information required for federal and state income tax purposes within 75 days of the end of each year.

Removal or Withdrawal of the General Partner

The shareholders may, by vote of a majority in interest, remove the general partner from the Company with or without cause and appoint a successor general partner. The general partner may not withdraw voluntarily from the Company or sell, transfer or assign all or any portion of its interest in the Company unless a substitute general partner has been admitted in accordance with the terms of the Partnership Agreement. With the consent of a majority in interest of the shareholders, the general partner may at any time designate one or more persons as additional general partners, provided that the interests of the shareholders in the Company are not reduced thereby. The designation must meet the conditions set out in the Partnership Agreement and comply with the provisions of the Delaware Act with respect to admission of an additional general partner. In addition to the requirement that the admission of a person as successor or additional general partner have the consent of the majority in interest of the shareholders, the Partnership Agreement requires, among other things, that (i) such person agree to and execute the Partnership Agreement and (ii) counsel for the Company or shareholders render an opinion that such person’s admission is in accordance with the Delaware Act.

Effect of Removal, Bankruptcy, Dissolution or Withdrawal of the General Partner

In the event of a removal, bankruptcy, dissolution or withdrawal of the general partner, it will cease to be the general partner but will remain liable for obligations arising prior to the time it ceases to act in that role. The former general partner’s interest in the Company will be converted into a limited partner interest having the same rights to share in the allocations of income and losses of the Company and distributions of Net Interest Income, Net Residual Proceeds and cash distributions upon liquidation of the Company as it did as general partner. Any successor general partner shall have the option, but not the obligation, to acquire all or a portion of the interest of the removed general partner at its then fair market value. The Partnership Agreement bases the fair market value of the general partner’s interest on the present value of its future administrative fees and distributions of Net Interest Income plus any amount that would be paid to the removed general partner upon an immediate liquidation of the Company. Any disputes over valuation would be settled by the successor general partner and removed general partner through arbitration.

Amendments

In addition to amendments to the Partnership Agreement adopted by a majority in interest of the shareholders, the Partnership Agreement may be amended by the general partner, without the consent of the shareholders, in certain limited respects if such amendments are not materially adverse to the interest of the shareholders. In addition, the general partner is authorized to amend the Partnership Agreement to admit additional, substitute or successor partners into the Company if such admission is effected in accordance with the terms of the Partnership Agreement.

Dissolution and Liquidation

The Company will continue in full force and effect until December 31, 2050, unless terminated earlier as a result of:

(i) the passage of 90 days following the bankruptcy, dissolution, withdrawal or removal of a general partner who is at that time the sole general partner, unless all of the remaining partners (it being understood that for purposes of this provision the sole limited partner shall vote as directed by a majority in interest of the shareholders) agree in writing to continue the business of the Company and a successor general partner is designated within such 90-day period;

(ii) the passage of 180 days after the repayment, sale or other disposition of all of the Company’s investments and substantially all its other assets;

(iii) the election by a majority in interest of shareholders or by the general partner (subject to the consent of a majority in interest of the shareholders) to dissolve the Company; or

(iv) any other event causing the dissolution of the Company under the laws of the State of Delaware.

Upon dissolution of the Company, its assets will be liquidated and after the payment of its obligations and the setting up of any reserves for contingencies that the general partner considers necessary, any proceeds from the liquidation will be distributed as set forth under “Allocations and Distributions—Distributions upon Liquidation” above.

Designation of Tax Matters Partner

The general partner has been designated as the Company’s “tax matters partner” for purposes of federal income tax audits pursuant to Section 6231 of the Code and the regulations thereunder. Each shareholder agrees to execute any documents that may be necessary or appropriate to maintain such designation.

Tax Elections

Under the Partnership Agreement, the general partner has the exclusive authority to make or revoke any tax elections on behalf of the Company.

Books and Records

The books and records of the Company shall be maintained at the office of the Company located at Suite 400, 1004 Farnam Street, Omaha, Nebraska 68102, and shall be available there during ordinary business hours for examination and copying by any shareholder or his duly authorized representative. The records of the Company will include a list of the names and addresses of all shareholders, and shareholders will have the right to secure, upon written request to the general partner and payment of reasonable expenses in connection therewith, a list of the names and addresses of, and the number of shares held by, all shareholders.

Accounting Matters

The fiscal year of the Company will be the calendar year. The books and records of the Company shall be maintained on an accrual basis in accordance with generally accepted accounting principles.

Other Activities

The Partnership Agreement allows the general partner and its affiliates to engage generally in other business ventures and provides that shareholders will have no rights with respect thereto by virtue of the Partnership Agreement. In addition, the Partnership Agreement provides that an affiliate of the general partner may acquire and hold debt securities or other interests secured by a property that also secures a mortgage bond held by the Company, provided that such mortgage bond is not junior or subordinate to the interest held by such affiliate.

Derivative Actions

The Partnership Agreement provides that a shareholder may bring a derivative action on behalf of the Company to recover a judgment to the same extent as a limited partner has such rights under the Delaware Act. The Delaware Act provides for the right to bring a derivative action, although it authorizes only a partner of a partnership to bring such an action. There is no specific judicial or statutory authority governing the question of whether an assignee of a partner (such as a shareholder) has the right to bring a derivative action where a specific provision exists in the Partnership Agreement granting such rights. Furthermore, there is no express statutory authority for a limited partner’s class action in Delaware, and whether a class action may be brought by shareholders to recover damages for breach of the general partner’s fiduciary duties in Delaware state courts is unclear.

DESCRIPTION OF THE SHARES

Beneficial Unit Certificates

Our shares are beneficial unit certificates that represent assignments by the sole limited partner of its entire limited partner interest in the Company. Although shareholders will not be limited partners of the Company and have no right to be admitted as limited partners, they will be bound by the terms of the Partnership Agreement and will be entitled to the same economic benefits, including the same share of income, gains, losses, deductions, credits and cash distributions, as if they were limited partners of the Company.

A majority in interest of the shareholders (voting through the sole limited partner), without the concurrence of the general partner, may, among other things, (i) amend the Partnership Agreement (with certain restrictions), (ii) approve or disapprove the sale of all or substantially all of the Company’s assets in a single transaction (other than a transfer necessary to create or sell Senior Interests), (iii) dissolve the Company or (iv) remove the general partner and elect a replacement therefor. The general partner may not dissolve the Company without the consent of a majority in interest of the shareholders.

Transfers

The shares will be issued in registered form only and, except as noted below, are freely transferable. The shares are listed on the Nasdaq Global Market under the symbol “ATAXZ.”

A purchaser of shares will be recognized as a shareholder for all purposes on the books and records of the Company on the day on which the general partner (or other transfer agent appointed by the general partner) receives satisfactory evidence of the transfer of shares. All shareholder rights, including voting rights, rights to receive distributions and rights to receive reports, and all allocations in respect of shareholders, including allocations of income and expenses, will vest in, and be allocable to, shareholders as of the close of business on such day. America Stock Transfer of New York, New York has been appointed by the general partner to act as the registrar and transfer agent for the shares.

A transfer or assignment of 50% or more of the outstanding shares within a 12-month period may terminate the Company for federal income tax purposes, which may result in adverse tax consequences to shareholders. In order to protect against such a termination, the Partnership Agreement permits the general partner to suspend or defer any transfers or assignments of shares at any time after it determines that 45% or more of all shares may have been transferred (as defined by the federal income tax laws) within a 12-month period and that the resulting termination of the Company for tax purposes would adversely affect the economic interests of the shareholders. Any deferred transfers will be effected (in chronological order to the extent practicable) on the first day of the next succeeding period in which transfers can be effected without causing a termination of the Company for tax purposes or any adverse effects from such termination, as the case may be.

In addition, the Partnership Agreement grants the general partner the authority to take such action as it deems necessary or appropriate, including action with respect to the manner in which shares are being or may be transferred or traded, in order to preserve the status of the Company as a partnership for federal income tax purposes or to ensure that shareholders will be treated as limited partners for federal income tax purposes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes U.S. federal income tax considerations with respect to the purchase, ownership and disposition of the shares. This summary is based on existing U.S. federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations thereunder, and judicial and administrative interpretations thereof, all of which is subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal investment circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the extent discussed below, tax-exempt entities, partnerships or other pass-through entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that you will hold your shares as a “capital asset” (generally, property held for investment) under the Code.

No ruling on the federal, state or local tax considerations relevant to the purchase, ownership and disposition of the Company’s shares, or the statements or conclusions in this summary, has been or will be requested from the Internal Revenue Service (the “IRS”) or from any other tax authority, and a taxing authority, including the IRS, may not agree with the statements and conclusions expressed herein. The Company will receive an opinion from Kutak Rock LLP, counsel to the Company, to the effect that, for U.S. federal income tax purposes, the Company should be treated as a partnership and the holders of shares should be subject to tax as partners of the Company. However, no assurance can be given that any opinion of counsel would be accepted by the IRS or, if challenged by the IRS, sustained in court. We urge you to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our shares, including the application and effect of federal, state, local and foreign income and other tax laws.

Income tax considerations relating to the Company and its shareholders.

Partnership Status.  Under the “check-the-box” regulations promulgated by the IRS, absent an election to be treated as an association taxable as a corporation, an entity formed as a partnership such as the Company generally will be treated as a partnership for income tax purposes. The Company is a limited partnership under Delaware law and it will not file any election with the IRS to be treated as an association taxable as a corporation. Subject to the discussion below concerning Publicly Traded Partnerships under the heading “— Treatment of the Company as a Publicly traded Partnership”, the Company should be treated as a partnership for federal income tax purposes and the holders of shares should be subject to tax as partners.

Because the Company will be treated as a partnership for income tax purposes, it will not be liable for any income tax. Rather, all items of the Company’s income, gain, loss, deduction or tax credit will be allocated to its partners (including the shareholders), who will be subject to taxation on their distributive share thereof. Taxable income allocated by the Company to shareholders with respect to a taxable year may exceed the amount of cash distributed by the Company to shareholders for such year.

The Company is not intended to act as a “tax shelter” and will not register as such with the IRS.

Treatment of the Company as a Publicly Traded Partnership.  The listing of our common shares on the Nasdaq Global Market causes us to be treated as a “publicly traded partnership” for U.S. federal income tax purposes. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its annual gross income in each year is “qualifying” income which is defined as interest, dividends, real property rents, gains from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items. In determining whether interest is treated as “qualifying income” under these rules, interest income derived from a “financial business” and income and gains derived by a “dealer” in securities is not treated as qualifying income. We believe at least 90% of our annual gross income in each prior year of our operations was qualifying income, and we intend to conduct our operations in a manner such that at least 90% of our gross income will constitute qualifying income. Furthermore, we do not believe that we are engaged in a financial business or are acting as a dealer, because we are acting strictly as a long-term investor with respect to our investments and we do not conduct bond origination activities. However, there is no clear guidance as to what constitutes a financial business for purposes of the publicly traded partnership regulations and it is possible that the IRS could assert that our activities constitute a financial business. If the IRS successfully asserted that we were involved in a financial business or were acting as a dealer, less than 90% of our income could be found to be qualifying income. In addition, in determining whether interest is treated as qualifying income, interest income that is determined based upon the income or profits of any person is not treated as qualifying income. It is possible that the IRS could take the position that the contingent interest payable on some of our tax exempt bonds is determined based upon the income or profits (rather than the net cash flow) of the properties financed by these bonds and, accordingly, would not be qualifying interest. Since, in certain years, more than 10% of our interest income was in the form of such contingent interest, the IRS could take the position that we fail to qualify for the qualifying income exception to the publicly traded partnership rules and that we should be taxed as a corporation.

If for any reason less than 90% of our gross income constitutes qualifying income, items of income and deduction would not pass through to our shareholders and our shareholders would be treated for federal income tax purposes as shareholders in a corporation. We would be required to pay income tax at regular corporate rates on any portion of our net income that did not constitute tax-exempt income. In addition, a portion of our tax-exempt income may be included in determining our alternative minimum tax liability. All distributions made by us to our shareholders would constitute ordinary dividend income taxable to such shareholders to the extent of our earnings and profits, which would include tax-exempt income, as well as any taxable income we might have, and the payment of these dividends would not be deductible by us. These consequences would have a material adverse effect on us and our shareholders.

Taxation of the Company and shareholders.  A partnership is not subject to federal income tax. Assuming the Company is classified as a partnership for tax purposes and not a publicly traded partnership taxable as a corporation, the Company will not be subject to federal income tax and each shareholder will be required to report on its income tax return its distributive share of the Company’s income, gain, loss, deduction and items of tax preference and will be subject to tax on its distributive share of the Company’s taxable income, regardless of whether any portion of that income is, in fact, distributed to such shareholder in the shareholder’s taxable year within which or with which the Company’s taxable year ends. Thus, shareholders may be required to accrue income, without the current receipt of cash, if the Company does not make cash distributions while generating taxable income. Consequently, although it is not anticipated, a shareholder’s tax liability with respect to its share of the Company’s taxable income may exceed the cash actually distributed in a given taxable year. The Company currently uses the calendar year as its taxable year.

The Company will file a federal tax return on Form 1065 and will provide information as to each shareholder’s distributive share of the Company’s income, gain, loss, deduction and items of tax preference on a Schedule K-1 supplied to such shareholder after the close of the fiscal year. In preparing such information, the Company will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each shareholder’s allocable share of income, gain, loss and deduction. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expenses to the Company and its shareholders as a result of contesting such contentions, as well as an increase in tax liability to shareholders as a result of adjustments to their allocable share of our income, gain, loss and deduction. See “— Tax returns, audits, interest and penalties.”

Capital gain upon sale of assets.  The Company may, from time to time, sell, dispose of or otherwise be treated as disposing of, certain of its assets. Such sale or disposition may result in taxable capital gain.

Shareholder’s basis in shares.  Your adjusted basis in the Company’s shares is relevant in determining the gain or loss on the sale or other disposition of shares and the tax consequences of a distribution from the Company. See ‘‘— Treatment of cash distributions to shareholders from the Company.” In addition, you are entitled to deduct on your income tax return, subject to the limitations discussed below, your distributive share of the Company’s net loss, if any, to the extent of your adjusted basis in your shares.

Your initial basis in your shares will be the purchase price for the shares, increased by your share of items of our income (including tax-exempt interest) and gain, and reduced, but not below zero, by (a) your share of items of Company loss and deduction (including any nondeductible expenses), and (b) any cash distributions you receive from the Company.

Treatment of cash distributions to shareholders from the Company.  Cash distributions made to shareholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease your share of taxable income or loss from the Company. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but would reduce your adjusted basis in your shares. Distributions of cash in excess of your adjusted basis in your shares will result in the recognition of gain to the extent of such excess.

Limitations on deductibility of losses.  In the event you are allocated losses, you generally will be entitled to deduct your distributive share of any losses of the Company to the extent of your tax basis of your shares at the end of the year in which such losses occur. However, shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to additional limitations on deducting losses of the Company.

Limitation on the deductibility of interest expense.  The Code disallows any deduction for interest paid by any taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS may take the position that a shareholder’s allocable portion of any interest paid by the Company on its borrowings, and any interest paid by a shareholder on indebtedness incurred to purchase shares, should be viewed in whole or in part as incurred to enable such shareholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such shareholder should be disallowed in whole or in part. The Company does not expect to incur any significant amount of indebtedness for tax purposes to purchase or carry tax-exempt obligations.

In the absence of direct evidence linking debt with purchasing or carrying tax-exempt obligations (for example, the tax-exempt obligations secure the debt), there is an exception to the interest disallowance rule if the taxpayer holds only an insubstantial amount of tax-exempt obligations. This exception does not apply to banks, certain other financial institutions, or dealers in tax-exempt securities. However, to the extent that an investor’s debt would be allocated to purchasing or carrying its shares, such shares should only be treated as tax-exempt obligations for purposes of the interest disallowance rule in the same proportion as the assets of the Company comprise tax-exempt obligations (based on their adjusted tax basis or perhaps capital account value). The Company will report to shareholders at the end of each year the average percentage of its assets (based on adjusted tax basis and capital account value) that were invested in obligations believed to be tax-exempt each year. It is uncertain whether an annual average or more frequent adjustments should be used.

Assuming interest on indebtedness is otherwise deductible, the deductibility of a non-corporate taxpayer’s “investment interest” expense is further limited to the amount of such taxpayer’s “net investment income.”

Other U.S. federal income tax considerations.  The Code contains certain provisions that could result in other tax consequences as a result of the ownership of revenue bonds by the Company or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax, of interest that is excluded from gross income.

Ownership of tax-exempt obligations by the Company may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of the Company’s shares should consult their own tax advisors as to the applicability of any such collateral consequences.

Company expenses.  The Company has incurred or will incur various expenses in connection with its ongoing administration and operation. Payment for services generally is deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. The Company anticipates that a substantial portion of its ordinary expenses will be allocable to tax-exempt interest income. The Code prohibits the deduction of any expense otherwise allowable under Code Section 212 which is allocable to tax-exempt interest income. The Company allocates its expenses in proportion to the amount of tax-exempt income and taxable income that it receives. Shareholders generally will not be permitted to deduct the portion of the Company’s expenses related to tax-exempt income in calculating their federal income tax liability. Borrowers pay certain fees they incur in connection with obtaining financing from the Company directly to the general partner. The Company treats these fees as earned directly by the general partner for services it renders to the borrowers. It is possible that the IRS could contend such fees should be treated as additional taxable income to the Company and additional expense. If such position were asserted and upheld, it would result in the Company recognizing additional taxable income, but all or a substantial portion of the additional expense would be disallowed. In addition, depending on the amount of such income relative to the Company’s other income, it could result in the Company being treated as a publicly traded partnership taxable as a corporation.

The IRS may not agree with the Company’s determinations as to the deductibility of fees and expenses and might require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions were to be disallowed, on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, the Company’s taxable income would be increased or our losses would be reduced.

Treatment Of Syndication Expenses.  Except as discussed below, neither the Company nor any shareholder is permitted to deduct, for federal income tax purposes, amounts paid or incurred to sell or market shares in the Company (“syndication expenses”). The determination as to whether or not expenses are syndication expenses is a factual determination which will initially be made by the Company. The IRS could challenge the Company’s determination expenses are not syndication expenses.

Backup withholding.  Distributions to shareholders whose shares are held on their behalf by a “broker” may constitute “reportable payments” under the federal income tax rules regarding “backup withholding.” Backup withholding, however, would apply only if the shareholder (i) failed to furnish its Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the broker) or (ii) furnished an incorrect Social Security number or taxpayer identification number. If “backup withholding” were applicable to a shareholder, the Company would be required to withhold 28% of each distribution to such shareholder and to pay such amount to the IRS on behalf of such shareholder.

Issuance of additional shares.  The Company may issue new shares to additional investors to finance the acquisition of additional investments. On any issuance of additional shares, the Company expects that it will adjust the capital accounts of the existing shareholders for capital account maintenance purposes under applicable Treasury Regulations in order to reflect a revaluation of the Company’s assets (based on their then fair market value, net of liabilities to which they are then subject).

Tax returns, audits, interest and penalties.  After the end of the calendar year, the Company will supply Schedule K-1 to IRS Form 1065 to each shareholder of record as of the last day of each month during the year. The Company is not obligated to provide tax information to persons who are not shareholders of record.

State, local and foreign income taxes.  In addition to the U.S. federal income tax consequences described above, shareholders should consider potential state, local and foreign tax consequences of an investment in the Company and are urged to consult their individual tax advisors in this regard. The rules of some states, localities and foreign jurisdictions for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax-exempt for federal purposes is generally subject to state taxes, except in the state in which the property securing the Company’s investment and the bond issuer are located. All the bonds and interest income thereon may be subject to taxation by localities and foreign jurisdictions. An investment in the Company’s shares could also require shareholders to file tax returns in various jurisdictions, although the Company is not aware of any current filing obligations.

Under the tax laws of certain states, the Company may be subject to state income or franchise tax or other taxes applicable to the Company. Such taxes may decrease the amount of distributions available to shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of the Company, and the effects under the tax laws of the states applicable to the Company and its shareholders.

Income tax considerations relating to the Company’s tax-exempt revenue bonds.

Tax exemption of our revenue bonds.  We primarily acquire and hold tax-exempt mortgage revenue bonds issued for the purpose of providing construction and/or permanent financing for multifamily housing projects in which a portion of the rental units are made available to persons of low or moderate income. On the date of original issuance or reissuance of each revenue bond, nationally recognized bond counsel or special tax counsel rendered its opinion to the effect that based on the law in effect on the date of original issuance or reissuance, interest on such revenue bonds is excludable from gross income of the bondholder for federal income tax purposes, except with respect to any revenue bond (other than a revenue bond the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Internal Revenue Code) during any period in which it is held by a “substantial user” of the property financed with the proceeds of such revenue bonds or a “related person” of such a “substantial user” each as defined in the Internal Revenue Code. In the case of contingent interest bonds, such opinion assumes, in certain cases in reliance on another unqualified opinion, that such contingent interest bond constitutes debt for federal income tax purposes. See “Treatment of revenue bonds as equity,” below. However, an opinion of or advice from counsel has no binding effect, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. We will contest any adverse determination by the IRS on these issues.

In the case of revenue bonds which, subsequent to their original issuance, have been reissued for federal tax purposes, nationally recognized bond counsel or special tax counsel has delivered opinions to the effect that interest on the reissued revenue bond is excludable from gross income of the bond holder for federal income tax purposes from the date of reissuance or, in some cases, to the effect that the reissuance did not adversely affect the excludability of interest on the revenue bonds from the gross income of the holders thereof. The reissuance of a revenue bond generally does not, in and of itself, cause the interest on such revenue bond to be includable in the gross income of the holder thereof for federal income tax purposes. However, if a revenue bond is treated as reissued and the appropriate federal tax information return, a Form 8038, has not been timely filed or a late filing has not been accepted by the IRS, interest on such revenue bond could be includable in the gross income of the holder thereof for federal income tax purposes from and after the reissuance date. In addition, if a contingent interest revenue bond is treated as reissued, there can be no assurance that such revenue bond would continue to be characterized as debt, as described below, insofar as the facts and circumstances underlying such characterization may have changed. Furthermore, pursuant to regulations generally effective as of June 30, 1993, if an issue of revenue bonds is treated as reissued within six months of the transfer of the project financed by such issue of revenue bonds by the owner of such project to an unrelated party, the interest on such revenue bonds could become includable in gross income for purposes of federal income taxation. In addition, if a contingent interest revenue bond is reissued after August 13, 1996, the reissued revenue bond is or would become subject to certain regulations concerning contingent payments, which could cause some or all of the interest payable on such contingent interest revenue bond to become includable in gross income of the holder thereof for federal income tax purposes, unless such contingent interest revenue bond is modified at the time of reissuance to comply with the contingent payment regulations. Furthermore, there can be no assurance that the IRS will not treat certain of the modifications of the contingent interest bonds as resulting in a reissuance on a date other than the date on which counsel determined that a reissuance had occurred in its unqualified opinions, in which case such revenue bonds may suffer adverse tax consequences, as more fully described above, and such bond would not have the benefit of an opinion that interest on such bond is excludable from gross income for federal income tax purposes.

The Code establishes certain requirements which must be met subsequent to the issuance and delivery of tax-exempt revenue bonds for interest on such revenue bonds to remain excludable from gross income for federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of the revenue bond proceeds and, for revenue bonds the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Code, the continued tax exempt status of such borrower. In addition, the continuing requirements include tenant income restrictions, regulatory agreement compliance reporting requirements, use of proceeds restrictions and compliance with rules pertaining to arbitrage. Each issuer of the revenue bonds, as well as each of the underlying borrowers, has covenanted to comply with certain procedures and guidelines designed to ensure satisfaction with the continuing requirements of the Code. Failure to comply with these continuing requirements of the Code may cause the interest on such bonds to be includable in gross income for federal income tax purposes retroactively to the date of issuance, regardless of when such noncompliance occurs.

Treatment of revenue bonds as equity.  Payment of a portion of the interest accruing on our contingent interest bonds depends in part upon the net cash flow from, or net proceeds upon sale of, the property securing our investment financed by such revenue bond. We received opinions of counsel with respect to each of our interest bonds to the effect that based upon assumptions described in such opinions, which assumptions included the fair market value of the respective properties upon completion and economic projections and guarantees, the contingent interest bonds should be treated for federal tax purposes as representing debt. In certain instances, opinions rendered by bond counsel provided that the characterization of the bonds as debt was not free from doubt and that all or a portion of the interest on such bonds, including contingent interest and deferred interest, may not be treated as interest for state and federal law but that it is more likely than not that such interest is interest for state and federal law purpose or otherwise similarly limited. The implicit corollary of all of these opinions is that the contingent interest bonds do not constitute the following: (i) an equity interest in the underlying borrower; (ii) an equity interest in a venture between the underlying borrower and us; or (iii) an ownership interest in the properties securing our investments. Although we assume the continuing correctness of these opinions, and will treat all interest received with respect to these bonds as tax-exempt income, there can be no assurance that such assumptions are correct, such treatment would not be challenged by the IRS, or intervening facts and circumstances have changed the assumptions and basis for providing such opinions. An issue may arise as to whether the relationship between us and the respective obligors is that of debtor and creditor or whether we are engaged in a partnership or joint venture with the respective obligors. If the IRS were to determine that one or more of the contingent interest bonds represented or contained an equity investment in the respective property securing our investment because of this feature, all or part of the interest on such contingent interest bond could be viewed as a taxable return on such investment and would not qualify as tax-exempt interest for federal income tax purposes. To our knowledge, neither the characterization of the contingent interest bonds as debt nor the characterization of the interest thereon as interest excludable from gross income of the holders thereof has been challenged by the IRS in any judicial or regulatory proceeding.

“Substantial user” limitation.  Interest on a revenue bond owned by us will not be excluded from gross income during any period in which we are a “substantial user” of the facilities financed with the proceeds of such revenue bond or a “related person” to a “substantial user.” We have received advice from our counsel with respect to our revenue bonds to the effect that we are not a “substantial user” of any facilities financed with the proceeds of such bonds or a “related person” thereto. A “substantial user” generally includes any underlying borrower and any person or entity that uses the financed facilities on other than a de minimis basis. We would be a “related person” to a “substantial user” for this purpose if, among other things, (i) the same person or entity owned more than a 50% interest in both us and in the ownership of the facilities financed with the proceeds of a bond owned by us, or (ii) if we owned a partnership or similar equity interest in the owner of a property financed with the proceeds of a bond. Additionally, a determination that we are a partner or a joint venturer with a mortgagor involving an equity interest, as described above under “Treatment of revenue bonds as equity,” could cause us to be treated as a “substantial user” of the properties securing our investments. In the event that the ownership entity which owns a property securing our investment financed with the proceeds of a revenue bond owned by us were to acquire shares of us, the IRS, if it became aware of such ownership, could take the position that the substantial user and related person rules require that the interest income on such revenue bond allocable to all of our investors, including the holders of the shares, be included in gross income for federal income tax purposes. Kutak has advised us that in its opinion such a result is not supported by the Code and treasury regulations; however, there can be no assurance that the IRS would not take such a position.

Alternative minimum tax.  Except for qualified Section 501(c)(3) bonds, or certain revenue bonds that are grandfathered (i.e. “80/20 bonds”), interest on the revenue bonds generally is an item of tax preference for purposes of the alternative minimum tax. To the extent interest on any of the revenue bonds the Company owns is such an item of tax preference, a portion of the income allocable to a shareholder also will be a tax preference item. This preference item may be reduced, but not below zero, by interest expense and other expenses that could not be deducted for regular tax purposes because the expenses were related to tax-exempt income generated by such preference bonds. To the extent interest on any of the revenue bonds owned by the Company is not a tax preference item, any corporation subject to the alternative minimum tax must nevertheless take such tax-exempt interest into account in determining its adjusted current earnings for purposes of computing its alternative minimum tax liability.

The foregoing summary of tax consequences set forth above is for general information only and does not address the circumstances of any particular shareholder. You should consult your own tax advisors as to the specific tax consequences of the purchase, ownership and disposition of the Company’s shares, including the application of state, local and foreign tax laws.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Internal Revenue Code impose restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA); (b) plans described in Section 4975(e)(1) of the Internal Revenue Code, including individual retirement accounts or Keogh plans; (c) any entities whose underlying assets include plan assets by reason of a plan’s investment in such entities, each a plan; and (d) persons who have specified relationships to those plans, i.e., “parties-in-interest” under ERISA, and “disqualified persons” under the Internal Revenue Code. Moreover, based on the reasoning of the U.S. Supreme Court in John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993), an insurance company’s general account may be deemed to include assets of the plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a party-in-interest or disqualified person with respect to a plan by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of plans subject to ERISA and prohibits certain transactions between a plan and parties-in-interest or disqualified persons with respect to such plans.

The Acquisition and Holding of Our Shares

An investment in our shares by a plan that has a relationship as “parties-in-interest” or “disqualified persons” could be deemed to constitute a transaction prohibited under Title I of ERISA or Section 4975 of the Internal Revenue Code (e.g., the indirect transfer to or use by party-in-interest or disqualified person of assets of a plan). Such transactions may, however, be subject to one or more statutory or administrative exemptions such as prohibited transaction class exemption, or PTCE 90-1, which exempts certain transactions involving insurance company pooled separate accounts; PTCE 91-38, which exempts certain transactions involving bank collective investment funds; and PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”; PTCE 95-60, which exempts certain transactions involving insurance company general accounts; PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; or another available exemption. Such exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan’s investment.

The Treatment of Our Underlying Assets Under ERISA

The U.S. Department of Labor has issued regulations (29 C.F.R. 2510.3-101) concerning the definition of what constitutes the assets of an employee benefit plan (the “plan asset regulations”). These regulations provide as a general rule, that the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which a plan purchases an “equity interest” will be deemed, for purposes of ERISA, to be assets of the investing plan unless certain exceptions apply. The plan asset regulations define an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Our shares should be treated as “equity interests” for purposes of the plan asset regulations.

One exception to the look-through rule under the plan asset regulations provides that an investing plan’s assets will not include any of the underlying assets of an entity in which such assets are invested if at all times less than 25% of each class of “equity” interests in the entity is held by “benefit plan investors,” which is defined to include plans that are not subject to ERISA, such as governmental pension plans and individual retirement accounts as well as plans that are subject to ERISA. For purposes of this determination, equity interests held by a person who has discretionary authority or control over the entity’s assets or any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons, are disregarded. Another exception under the plan asset regulations provides that an investing plan’s assets will not include any of the underlying assets of an entity if the class of “equity” interests in question is (a) widely held (i.e., held by 100 or more investors who are independent of the issuer and each other); (b) freely transferable; and (c) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or the “publicly offered securities exception.” Another exception is provided for an investment in an “operating company,” which is defined in the plan assets regulations to include a “venture capital operating company” and a “real estate operating company.”

Our general partner intends to take such steps as may be necessary to qualify for one or more of the exceptions available under the plan asset regulations and thereby prevent our assets from being treated as assets of any investing plan. If, however, none of the exceptions under the plan asset regulations were applicable and we were deemed to hold plan assets by reason of a plan’s investment in our equity securities, such plan’s assets would include an undivided interest in the assets held by us. In such event, such assets, transactions involving such assets and the persons with authority or control over and otherwise providing services with respect to such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code, and any statutory or administrative exemption from the application of such rules may not be available.

As noted above, under the reasoning of the U.S. Supreme Court in John Hancock Life Ins. Co. v. Harris Trust and Savings Bank, 510 U.S. 86 (1993), an insurance company’s general account may be deemed to include assets of the plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a party-in-interest with respect to a plan by virtue of such investment. Following the decision in John Hancock Life Insurance, Congress enacted Section 401(c) of ERISA and DOL adopted regulations (29 C.F.R. 2550.401c-1) to provide guidance on which assets held by the insurer constitute “plan assets” for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Internal Revenue Code. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets continue to be treated as the plan assets of any such plan invested in a separate account.

Any plan fiduciary that proposes to cause a plan to purchase our shares should consult with its counsel with respect to the potential applicability of ERISA and the Internal Revenue Code to such investment and determine on its own whether any exceptions or exemptions are applicable and whether all conditions of any such exceptions or exemptions have been satisfied. Moreover, each plan fiduciary should determine whether, under the general fiduciary standards of investment prudence and diversification, an investment in our securities is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan’s investment portfolio. The sale of our securities is in no respect a representation by us or any other person that such an investment meets all relevant legal requirements with respect to investments by plans generally or that such an investment is appropriate for any particular plan.

PLAN OF DISTRIBUTION

We may sell the shares offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers, or we may sell these shares to investors directly or through agents. Any underwriter or agent involved in the offer and sale of our shares will be named in the applicable prospectus supplement. We may sell shares directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell our shares at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell shares on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of our shares, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable Nasdaq or stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of shares which is not expected to exceed that customary in the types of transactions involved.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of shares, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of shares may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the shares may be deemed to be underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the shares then being sold, if any is purchased.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

In connection with the offering of shares described in this prospectus and an accompanying prospectus supplement, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the security being offered. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

The underwriters in an offering of shares may also create a “short position” for their account by selling more shares in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing the shares in the open market following completion of the offering or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of our shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Our shares are listed on the Nasdaq Global Market under the symbol “ATAXZ.” Any underwriters or agents to or through which shares are sold by us may make a market in our shares, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for our shares.

EXPERTS

The financial statements of the Company and its consolidated subsidiaries, except Woodbridge Apartments of Louisville II, L.P. and Woodbridge Apartments of Bloomington III, L.P., as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K under the Securities Exchange Act of 1934 dated January 9, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing therein. The financial statements of Woodbridge Apartments of Louisville II, L.P. and Woodbridge Apartments of Bloomington III, L.P. (consolidated with those of the Company) not presented separately therein have been audited by Katz, Sapper & Miller, LLP as stated in their reports included therein. Such financial statements of the Company and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

The statements of operations, partners’ capital and comprehensive income (loss), and cash flows of the Company for the year ended December 31, 2003 have been incorporated be reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the shares offered by this prospectus has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. In addition, the description of federal income tax consequences in “U.S. Federal Income Tax Considerations” is based on the opinion of Kutak Rock LLP.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy the materials we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional office at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by Commission rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

We maintain a site on the World Wide Web at www.ataxz.com. The information contained on this Web site is not part of this prospectus and you should not rely on it in deciding whether to invest in our shares.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

We filed the following documents with the SEC (File No. 000-49986) under the Exchange Act and incorporate them by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2006; and

•	Our Current Reports on Form 8-K filed with the SEC on August 29, 2006 and January 9, 2007.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to Items 2.02 and 7.01 of Form 8-K.

You can obtain any of our filings incorporated by reference into this prospectus from us or from the SEC on the SEC’s Web site at the address listed above. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing or telephoning:

Mr. Michael Draper
The Burlington Capital Group LLC
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102
(402) 444-1630

3,500,000 Shares
Shares Representing Assigned
Limited Partnership Interests

Deutsche Bank Securities

RBC Capital Markets

Prospectus Supplement

May 21, 2009